Exhibit 99.3

CONFIDENTIAL

Project Woods

Business Combination Agreement

between

Novartis AG

and

Novartis data42 AG

and

MorphoSys AG

dated

February 5, 2024

Skadden, Arps, Slate, Meagher & Flom LLP

TABLE OF CONTENTS

Preamble	5

I. Current Status of the Company	6

1. Company Shares	6
2. Convertible Bonds	6
3. Development Funding Bonds	6
4. Incentive Plans	7

II. Takeover Offer	7

5. Announcement of the Takeover Offer	8
6. Launch of the Takeover Offer	9
7. Terms of the Takeover Offer	11
8. Protection of the Takeover Offer	14
9. Recommendation of the Takeover Offer by the Company	17

III. Post-Takeover Undertakings	19

10. Business Strategy and Integration	19
11. Corporate Governance	19
12. Headquarters	20
13. Company Name	20
14. Workforce and Employee Incentives	20
15. Corporate Measures	24
16. Dividends	24

IV. Representations and Warranties	25

17. Representations and Warranties	25
18. No Recourse; Exclusion of Statutory Regime	25

V. Covenants	26

19. Company Covenants	26
20. Takeover Financing	32
21. Certain U.S. Tax Actions	33
22. Regulatory Clearances	33
23. Best Efforts to Effect Takeover Offer	34
24. Shareholder Litigation	35
25. Rule 14d-10 Matters	35
26. Notification of Certain Matters	35

VI. Other Provisions	35

27. Term and Termination	35
28. Liability and Indemnification	40
29. Notices	42
30. Confidentiality	43
31. Press Releases	44
32. Assignment	44
33. No Third-Party Rights	44
34. Costs	44
35. Interpretation, Language	44
36. Governing Law	45
37. Dispute Resolution	45
38. Entire Agreement	46

39. Amendments and Waivers	46
40. Severability	46

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BUSINESS COMBINATION AGREEMENT

This business combination agreement (this “Agreement”) is entered into by and between:

1.

Novartis data42 AG, a stock corporation incorporated under the Laws of Switzerland, with registered office at Lichtstraße 35, 4056 Basel, Switzerland and being registered with the commercial register office (Handelsregisteramt) of the Canton of Basel-City under company number CHE-477.907.492,

– the “Bidder” –,

2.

Novartis AG, a stock corporation incorporated under the Laws of Switzerland, with registered office at Lichtstraße 35, 4056 Basel, Switzerland and being registered with the commercial register office (Handelsregisteramt) of the Canton of Basel-City under CHE-103.867.266,

– the “Parent” –

and

3.

MorphoSys AG, a publicly listed stock corporation (Aktiengesellschaft) incorporated under the Laws of Germany, with registered office at Semmelweisstrasse 7, 82152 Planegg, Germany, and being registered with the commercial register (Handelsregister) of the local court of Munich (Amtsgericht) under HRB 121023,

– the “Company” –

The Bidder, the Parent and the Company shall herein also individually be referred to as a “Party”, and collectively as the “Parties”.

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PREAMBLE

(A)

The Company is a stock corporation (Aktiengesellschaft) under the Laws of Germany, with registered office at Semmelweisstrasse 7, 82152 Planegg, Germany, and being registered with the commercial register (Handelsregister) of the local court of Munich (Amtsgericht) under HRB 121023. The Company and its Subsidiaries within the meaning of Section 17 German Stock Corporation Act from time to time are hereinafter collectively referred to as “Group Companies” or the “Group”.

(B)

The Bidder is a stock corporation incorporated under the Laws of Switzerland, with registered office at Lichtstraße 35, 4056 Basel, Switzerland and being registered with the commercial register office (Handelsregisteramt) of the Canton of Basel-City under company number CHE-106.052.527. The Bidder is a wholly owned Subsidiary of the Parent.

(C)

The Parent is a stock corporation incorporated under the Laws of Switzerland, with registered office at Lichtstraße 35, 4056 Basel, Switzerland, and being registered with the commercial register office (Handelsregisteramt) of the Canton of Basel-City under company number CHE-103.867.266. The Bidder and the Parent are hereinafter also collectively referred to as the “Bidder Entities”. The Parent, together with its Subsidiaries, are hereinafter collectively referred to as the “Bidder Group”.

(D)

With a view to strengthening the business of the Company, the Parent, acting through the Bidder, intends to submit a voluntary public cash takeover offer (freiwilliges öffentliches Übernahmeangebot) (the “Takeover Offer”) within the meaning of Section 29 para. 1 German Takeover Act to the shareholders of the Company for all shares in the Company (the “Takeover”).

(E)	As of the date hereof, the Bidder Group does not own voting rights and/or instruments related to the Company as defined in Secs. 33, 34 and 38 German Securities Trading Act.

(F)

The Company’s management board (Vorstand) (the “Management Board”) and its supervisory board (Aufsichtsrat) (the “Supervisory Board”) have, based on the information available to date, concluded that the Takeover is in the best interest of the Company including the Company’s shareholders, employees, and other stakeholders.

(G)

The Parties have confirmed to each other prior to entering into this Agreement that (i) their respective corporate bodies have rendered all corporate approvals, and (ii) no additional corporate approvals or actions are necessary on their part, in each case as are necessary for them to enter into this Agreement and to launch, conduct and complete the Takeover Offer and the Takeover in accordance with this Agreement.

(H)

Annex P-(H) sets forth the meanings of certain capitalized terms used in this Agreement, as well as a list of additional capitalized terms defined throughout this Agreement, indicating for each such additional capitalized term the page of this Agreement where such term is defined.

(I)	Annex P-(I) sets forth a list of the Annexes to this Agreement.

NOW, THEREFORE, the Parties hereby agree as follows:

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I. CURRENT STATUS OF THE COMPANY

1.	Company Shares

(a)

The registered share capital (Grundkapital) of the Company amounts to EUR 37,655,137.00 and is divided into 37,655,137 no-par value bearer shares (auf den Inhaber lautende Stückaktien), each representing a participation in the registered share capital of the Company with a notional amount (rechnerischer Anteil) of EUR 1.00 (the no-par value bearer shares issued by the Company from time to time, the “Company Shares”). There are no Company Shares without voting rights and no Company Shares without dividend rights, and except for the Company Shares, the Company has not issued any other shares.

(b)	The Company currently holds 53,685 Company Shares in treasury (eigene Aktien) (the Company Shares held by the Company in treasury from time to time, the “Treasury Shares”).

(c)

The Company Shares are listed on the regulated market (Prime Standard) of the Frankfurt Stock Exchange (ISIN: DE0006632003) and via American Depositary Shares (the “ADS”) on Nasdaq (CUSIP: 617760202). The Bank of New York Mellon, as depositary, registers and delivers ADSs. Each ADS represents one-quarter (1/4) of a deposited Company Share with The Bank of New York Mellon SA/N.V., as custodian for the depositary in Frankfurt. Each ADS also represents any other securities, cash or other property which may be held by the depositary. The ADS holders will be excluded for the Takeover Offer but may at any time exchange their ADS for Company Shares and tender these Company Shares into the Takeover Offer.

2.	Convertible Bonds

On October 16, 2020, the Company issued convertible bonds due on October 16, 2025 (ISIN DE000A3H2XW6) with an interest rate of 0.625% per annum which are outstanding on the date hereof in an aggregate principal amount of EUR 262,100,000.00 (the “Convertible Bonds”). The Convertible Bonds provide for a right of the holders to conditionally convert their Convertible Bonds into Company Shares subject to the successful completion of the Takeover Offer, thereby allowing, but not requiring, the holders of Convertible Bonds to tender the underlying Company Shares into the Takeover Offer during the legally prescribed so-called additional acceptance period pursuant to Section 16 para. 2 German Takeover Act (the “Conditional Conversion Right”). Additionally, following the closing of the Takeover Offer, the holders of the Convertible Bonds have a right to request an early redemption of their Convertible Bonds at par plus accrued but unpaid interest (the “Convertible Put Right”).

3.	Development Funding Bonds

On June 2, 2021, the Company entered into a development funding bond purchase agreement with Royalty Pharma USA, Inc. Pursuant to this agreement (as amended), the Company received USD 300,000,000.00 on September 12, 2022 (the “Development Funding Bonds”). Pursuant to their terms, repayment of the Development Funding Bonds will require payment at 2.2 times the amount drawn according to a fixed payment schedule within ten (10) years and nine (9) months after drawdown without any repayment in the first two (2) years after drawdown. The total repayment amount under the Development Funding Bonds, therefore, amounts to USD 660,000,000.00.

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4.	Incentive Plans

The Company has implemented, and will implement for 2024 subject to Section I of the Company Disclosure Letter, the following long-term incentive programs for the members of the Management Board, members of management bodies of Affiliates of the Company and selected senior managers and employees of the Company and Affiliates of the Company.

4.1	Stock Option Programs

The Company is party to several stock option programs for the members of the Management Board, members of management bodies of Affiliates of the Company and selected senior managers and employees of the Company and Affiliates of the Company, under which subscription rights for Company Shares are granted to the beneficiaries, which, subject to the achievement of certain performance targets and the expiry of a four (4)-year waiting period, entitle such beneficiaries to the subscription of Company Shares at a certain exercise price whereby one (1) Stock Option entitles the beneficiary to the subscription of one (1) Company Share (collectively, the “Stock Option Programs”).

4.2	Performance Share Unit Programs

The Company is party to, and will be party to for 2024 subject to the terms set forth on Section I of the Company Disclosure Letter (the “2024 Performance Share Unit Program”), several performance share unit programs (collectively, including the 2024 Performance Share Unit Program, the “Performance Share Unit Programs”) for the members of the Management Board as well as selected senior managers and employees of the Company and Affiliates of the Company, under which Performance Share Unit Awards are granted to the beneficiaries, which, subject to the achievement of certain performance targets and the expiry of a four (4)-year waiting period, entitle such beneficiaries to a payment claim against the Company corresponding to the Company’s share price at the end of the waiting period which is generally settled in cash.

4.3	Restricted Stock Unit Programs

The Company is party to, and will be party to for 2024 subject to the terms set forth on Section I of the Company Disclosure Letter (the “2024 Restricted Stock Unit Program”), several restricted stock unit programs (collectively, including the 2024 Restricted Stock Unit Program, the “Restricted Stock Unit Programs” and, together with the Stock Option Programs and the Performance Share Unit Programs, the “Incentive Plans” and the 2024 Performance Share Unit Program and the 2024 Restricted Stock Unit Program, the “2024 Incentive Plans”) for senior managers and employees (including directors and officers) of Affiliates of the Company in the US, under which Restricted Stock Unit Awards are granted to the beneficiaries, which, subject to the achievement of certain performance targets and the expiry of a three (3)-year waiting period, entitle such beneficiaries to a cash payment claim against the Company which is generally settled in Company Shares, whereby one (1) Restricted Stock Unit Award entitles such beneficiaries to the issuance of one (1) Company Share.

II. TAKEOVER OFFER

The Bidder Entities undertake to the Company to prepare, make, through the Bidder, and consummate the Takeover Offer subject to and in accordance with the terms of this Agreement and all applicable Laws. To that effect and notwithstanding the more specific undertakings set forth in this Agreement (provided, however, that any undertakings with respect to Regulatory Clearances shall be exclusively governed by Section 22), the Parties shall use their best efforts to ensure that the Takeover Offer and the Takeover will be completed as soon as reasonably possible following the entering into this Agreement subject to and in accordance with the terms of this Agreement.

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5.	Announcement of the Takeover Offer

5.1	Offer Announcement

Promptly after the signing of this Agreement,

(a)

the Bidder shall publish its decision to launch (Entscheidung zur Abgabe) the Takeover Offer, stating, among others, the Offer Price, pursuant to Section 10 German Takeover Act in a form reasonably agreed upon between the Parties (the “Offer Announcement”); and

(b)	the Company shall publish an ad hoc announcement pursuant to Art. 17 para. 1 EU Market Abuse Regulation in a form reasonably agreed upon between the Parties (the “Ad Hoc Announcement”).

5.2	Press Releases

Promptly after the Bidder’s publication of the Offer Announcement and the Company’s publication of the Ad Hoc Announcement, the Company and the Bidder Entities shall each publish press releases in respect of the Takeover in a form reasonably agreed upon between the Parties (the “Press Releases”). Subject to Section 31, the Company and the Bidder Entities shall coordinate with each other on any further press releases or other public statements in respect of the Takeover.

5.3	Filings under the Exchange Act

The Parties shall cooperate with each other to ensure that all filings and notices required under the Exchange Act, or the rules and regulations of the SEC and Nasdaq, applicable to them and/or the Takeover Offer are timely and properly made by the Party so required.

5.4	Offer Support

The Ad Hoc Announcement and the Press Releases shall reflect that the Management Board and the Supervisory Board welcome and, subject to a review of the published offer document within the meaning of Section 11 German Takeover Act (the “Offer Document”), support the Takeover Offer, and that the members of the Management Board and the Supervisory Board, to the extent they hold Company Shares and legally permissible, intend to tender such Company Shares into the Takeover Offer.

5.5	Disclosure of Material Content

The Company hereby agrees that the Bidder may disclose a summary of the material content of this Agreement as part of the Offer Document as well as in press releases by the Bidder or the Parent issued in connection with the Takeover Offer, as well as a copy of this Agreement (including summaries thereof) as required by Law, including in any Form 6-K filed with the SEC or as part of the Schedule TO. Conversely, the Bidder hereby agrees that the Company may disclose a summary of the material content of this Agreement in press releases (in addition to the Press Release referred to in Section 5.2) as well as in statements regarding the Takeover Offer made by the Management Board and/or the Supervisory Board, as well as a copy of this Agreement (including summaries thereof) as required by Law, including in any Form 6-K filed with the SEC or as part of the Schedule 14D-9.

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6.	Launch of the Takeover Offer

6.1	Preparation of the Offer Document

(a)

As promptly as practicable after the date hereof, the Bidder shall prepare the Offer Document in accordance with this Agreement and applicable Law, and otherwise in adherence to best market practices for takeovers of German target companies listed on the regulated market of a German stock exchange. The Takeover Offer shall comply in respect to content and form with this Agreement and the rules for a takeover offer under the German Takeover Act, as well as the German Takeover Regulation, or otherwise agreed between the Parties.

(b)

The Bidder shall submit the Offer Document to the BaFin within the statutory submission period pursuant to Section 14 para. 1 German Takeover Act, provided that the Bidder may, and shall upon a reasonable request of the Company, seek to obtain from the BaFin an extension of the time period available for submission of the Offer Document to the BaFin pursuant to Section 14 para. 1 sentence 3 German Takeover Act, if this is required or in the view of either the Bidder or the Company appropriate in order to obtain SEC Relief as contemplated by Section 6.3 prior to the submission of the Offer Document to the BaFin.

(c)	The Bidder shall publish the Offer Document in accordance with applicable Laws without delay after approval by the BaFin.

6.2	Preparation of the Schedule TO

(a)

On the date of the publication of the Offer Document, the Bidder shall commence (within the meaning of Rule 14d-2 promulgated under the Exchange Act) the Takeover Offer and file with the SEC a tender offer statement on Schedule TO with respect to the Takeover Offer that will contain or incorporate by reference the Offer Document and instructions regarding how Company Shares may be tendered into the Takeover Offer and such other information and ancillary offer documents pursuant to which the Takeover Offer will be made in the United States as are required by all applicable Laws, including as required by Rules 14d-2(c) and 14d-3(a) under the Exchange Act (together with all amendments and supplements thereto and including exhibits thereto, the “Schedule TO”, and together with the Offer Document, the “Offer Documents”). The Bidder shall disseminate the Offer Documents in accordance with Rules 14d-2(c) and 14d-4(a) under the Exchange Act.

(b)

The Parent and the Bidder agree that they shall cause the Offer Documents filed by such party with the SEC (i) to comply, subject to obtaining SEC Relief, in all material respects with the Exchange Act and other applicable Law and (ii) to not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no covenant is made by the Parent or the Bidder with respect to information supplied by or on behalf of the Group for inclusion or incorporation by reference in the Offer Documents. Each of the Parent, the Bidder and the Company agrees to respond promptly to any comments (including oral comments) of the SEC or its staff and to promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and the Parent and the Bidder further agree to take all steps necessary to cause the Offer Documents as so corrected to be filed with the SEC and to be disseminated to the holders of the Company Shares, in each case as and to the extent required by the Exchange Act, or the rules and regulations of the SEC and Nasdaq

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which are applicable to the Takeover Offer. The Company shall promptly furnish or otherwise make available to the Parent and the Bidder or the Parent’s legal counsel all information concerning the Group and the holders of Company Shares that may be required or reasonably requested in connection with the preparation, publication, filing or dissemination of the Offer Documents, and such information shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company shall further promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect.

6.3	SEC Exemptions and Relief

As promptly as practicable after the date hereof, the Bidder shall submit confidentially to the staff of the SEC a draft request for exemptive and/or no-action relief from the requirements of the Exchange Act that are in conflict with the requirements of the German Takeover Act or the German Takeover Regulation with respect to the Takeover Offer and any other such relief as the Parties may decide to request in connection with the Takeover (the “SEC Relief”). The Bidder Entities will consult with the Company and its counsel and provide the Company and its counsel a reasonable opportunity to review and comment on each draft and the final request for SEC Relief a reasonable time prior to the submission of such draft or final request to the SEC, and the Bidder will keep the Company and its counsel reasonably informed as to the discussions and status of such request for SEC Relief and will provide the Company with a copy of the letter providing SEC Relief as soon as possible after Bidder’s receipt thereof. The Bidder will consider in good faith all comments reasonably and timely proposed by the Company and its counsel in connection with the request for SEC Relief. The Bidder Entities shall submit the final request for SEC Relief to the SEC as soon as practicable prior to the date the Bidder submits the Offer Document to the BaFin pursuant to Section 6.1.

6.4	Cooperation

The Bidder shall prepare the Offer Documents in reasonable cooperation and consultation with the Company and its advisors. Specifically, to the extent reasonably practicable, the Bidder shall give the Company and its advisors reasonable opportunity to review and comment on the draft Offer Documents, including any response to any comments (including oral comments) of the BaFin or the SEC or its staff with respect thereto prior to each submission to the BaFin or filing with the SEC. To the extent practicable, the Bidder shall (i) give due consideration to the Company’s comments and (ii) use best efforts to respond as promptly as reasonably possible to any comments (including oral comments) from the BaFin or the SEC or its staff with respect to the Offer Documents; it being understood that the Bidder reasonably considering the Company’s comments shall have the right to finally decide on the implementation of any such comments to the Offer Documents, provided however, that the Bidder shall implement any such comments to any sections of the Offer Documents that relate solely to factual disclosure about the Group, in each case provided that it is consistent with this Agreement. The Parent and the Bidder agree to provide the Company and its counsel with any comments (including oral comments) the Parent, the Bidder or their counsel may receive from the BaFin, the SEC or its staff with respect to the Offer Documents promptly after receipt of those comments (including oral comments).

6.5	Supplemental Information

If any supplemental document is required by applicable Law to be published in connection with the Takeover Offer or any variation or amendment thereto (each such document, “Supplemental Information”), the Bidder agrees to use its best efforts to prepare and publish such Supplemental Information without delay in the same manner as described in Sections 6.1 to 6.4.

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6.6	Changes to the Offer Document at BaFin or SEC Request

If the BaFin or the SEC (a) permits the finalization or publication of any of the Offer Documents only in a form that is not in accordance with the provisions of this Agreement, or (b) requires or requests amendments to certain provisions of this Agreement or the terms of the Takeover Offer in connection with the conduct or consummation of the Takeover Offer or as a condition to the approval of the Offer Documents and/or the grant of SEC Relief, the Parties shall discuss and in good faith amend (i) the relevant Offer Document for it to comply with the requirements as set forth by the BaFin or the SEC, as the case may be, while reflecting the original intent of the Parties to the greatest extent permissible, and/or (ii) such provisions of this Agreement by alternative arrangements which will be in accordance with the changes to the Offer Document or necessary to obtain SEC Relief as requested by the BaFin and/or the SEC, as the case may be, and continue to give effect to the original intent of the Parties as previously agreed in the relevant provisions of this Agreement in a mutually acceptable manner that comes as close as possible to the original agreement in order that the Takeover Offer can be consummated as originally contemplated.

7.	Terms of the Takeover Offer

7.1	Offer Price

(a)	The consideration offered by the Bidder for the Company Shares in the Takeover Offer shall be a cash consideration in the amount of

EUR 68.00

(in words: sixty eight Euros)

per Company Share (the “Offer Price”), subject to any increases either made voluntarily or in accordance with the provisions of the German Takeover Act, including as a result of purchases within the meaning of Section 31 para. 4 through 6 German Takeover Act.

(b)

The acceptance of the Takeover Offer shall be free of any charges, costs and banking/brokers’ commissions for the Company’s shareholders, other than payment of any applicable fees, charges or expenses of the custodian or depositary for the ADS, or their respective agents, as provided under the Depositary Agreement, which in each case shall be borne by the applicable ADS holders.

(c)

If, between the date hereof and the Closing, the outstanding Company Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Offer Price shall be appropriately and ratably adjusted; provided that nothing in this Section 7.1(b) shall be construed to permit any Group Company or any other Person to take any action that is prohibited by the terms of this Agreement.

7.2	Acceptance Period

(a)

The Takeover Offer shall provide for an acceptance period pursuant to Section 16 para. 1 German Takeover Act of four (4) weeks, but not less than twenty (20) U.S. business days (to be determined as set forth in Rule 14d-1(g)(3) and Rule 14e-1(a) under the Exchange Act) (the “Acceptance Period”).

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(b)

Without prejudice to the rights of the Bidder to extend the Acceptance Period by making an amendment to the Takeover Offer pursuant to Section 21 para. 1 German Takeover Act if made in accordance with this Agreement. which shall remain unaffected, if, during the last two (2) weeks of the Acceptance Period, the Company reasonably believes that the minimum acceptance threshold pursuant to Section 7.4(b) may not be met at the end of the Acceptance Period, upon request by the Company, the Bidder shall promptly (and in any event not later than on the day prior to the day on which the Acceptance Period ends) extend the Acceptance Period by two (2) weeks by making an amendment to the Takeover Offer pursuant to Section 21 para. 1 German Takeover Act, provided that any such amendment must be in line with this Agreement.

7.3	Trading of Tendered Shares

The Bidder Entities shall use best efforts to ensure that the Company Shares tendered into the Takeover Offer will be admitted to trading as soon as possible following the start of the Acceptance Period under a separate ISIN on the Frankfurt Stock Exchange until the fifth (5th) stock exchange trading day directly preceding the completion of the Takeover.

7.4	Closing Conditions

Subject to the approval by the BaFin, the Takeover Offer shall be subject only to the following conditions to closing (the “Closing Conditions”):

(a)	Regulatory Clearances

By no later than the Longstop Date:

(i)

The waiting period (or any extension thereof) applicable to the Takeover under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) shall have expired or been terminated and there shall not be in effect any agreement with the Federal Trade Commission or U.S. Department of Justice pursuant to which Parent, the Bidder and the Company have agreed not to consummate the Takeover; and

(ii)	the clearance of the Takeover by the competent merger control authorities listed in Annex 7.4(a) has been obtained or any applicable waiting periods has been observed

(the expiry of the waiting period pursuant to (i) and the clearances and/or expirations of applicable waiting periods pursuant to item (ii) collectively, the “Regulatory Clearances”).

(b)	Minimum Acceptance

As of the expiration of the Acceptance Period, the sum of the number of (i) tendered Company Shares for which no withdrawal has been declared in a legally effective way, (ii) Company Shares held by the Bidder or persons acting jointly with the Bidder pursuant to Section 2 para. 5 German Takeover Act, (iii) Company Shares that are attributed to the Bidder or any of its parent companies pursuant to Section 30 German Takeover Act and (iv) Company Shares that are attributed to the Bidder or any of its Affiliates pursuant to Section 34 German Securities Trading Act equals at least 65% (in words: sixty five per cent) of the Company Shares, other than the Treasury Shares, that are issued as of the expiration of the Acceptance Period (the “Minimum Acceptance Condition”).

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(c)	No Insolvency Proceedings

As of the expiration of the Acceptance Period, the Company did not publish an ad hoc announcement stating that (i) insolvency proceedings against all or substantially all of the assets of the Company have been filed by the Company or opened by the competent court in Munich, Germany, or (ii) a reason has arisen that would, if not timely cured, require the filing of an application for the institution of an insolvency proceeding under applicable Law.

(d)	No Prohibition or Illegality of the Takeover Offer

As of the expiration of the Acceptance Period, no Law, administrative act, injunction, temporary restraining order, preliminary or permanent injunction, or other order issued by any Governmental Authority of competent jurisdiction in the US, Germany or any other jurisdiction where either the Parent and its Affiliates or the Group operate their respective businesses or own any material assets (a “Specified Governmental Authority”) prohibits or makes illegal the conduct or consummation of the Takeover Offer in accordance with its terms or the acquisition of ownership of Company Shares by the Bidder (including, for the avoidance of doubt, if the SEC Relief has not been obtained).

(e)	No Material Compliance Violation

As of the expiration of the Acceptance Period, no criminal offense or material administrative offense (Ordnungswidrigkeit) relating to applicable corruption, embezzlement, anti-bribery, money-laundering or cartel Laws or Healthcare Laws relating to data integrity by any Group Company or a member of a governing body or officer of any Group Company, while any such person was operating in their official capacity at or on behalf of such Group Company, shall have occurred, provided that any such offense constitutes or would constitute inside information for the Company pursuant to Art. 7 EU Market Abuse Regulation or has constituted inside information prior to its publication (“Material Compliance Violation”).

7.5	Independent Expert

A Material Compliance Violation shall only be deemed (for avoidance of doubt, conclusively and without further conditions) to have occurred if, on or before the day before the publication of the results of the Takeover Offer pursuant to Section 23 para. 1 sentence 1 no. 2 of the German Takeover Act, an independent expert to be selected by the Bidder acting reasonably, and following consultation with the Company, from amongst reputable expert firms with sufficient practical experience in this role (the “Independent Expert”), using the due and careful consideration of a diligent professional, has delivered an opinion that a Material Compliance Violation has occurred. The Independent Expert shall act only at the request of the Bidder. The Independent Expert shall further render its opinion without undue delay. The Bidder shall publish the result of the opinion of the Independent Expert without undue delay in the German Federal Gazette (Bundesanzeiger) with reference to the Takeover Offer. The opinion of the Independent Expert shall be binding and non-appealable.

7.6	Waiver of Closing Conditions

(a)

To the extent legally permissible, the Bidder is entitled to waive any of the Closing Conditions set forth in Sections 7.4(b) (provided that a waiver of the Minimum Acceptance Condition below 50% of the Company Shares issued as of the expiration of the Acceptance Period shall not be permitted without the Company’s consent), 7.4(c), 7.4(d) or 7.4(e) but none of the Closing Conditions set forth in Sections 7.4(a) (other than the conditions referenced in paragraphs 3 or 4(A) of Annex 7.4(a), which may be waived by the Bidder in its sole discretion).

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(b)

If any of the Closing Conditions set forth in Section 7.4(a) or 7.4(d) (solely in respect of an Antitrust Law) have not been satisfied by the Longstop Date or any of the other Closing Conditions set forth in Sections 7.4(b) through 7.4(d) have not been satisfied by the earlier of the (i) date by which the relevant Closing Condition needs to be satisfied in accordance with its terms and (ii) the end of the Acceptance Period (as it may be extended) and the Bidder has not effectively waived (to the extent waivable) the relevant Closing Condition(s) in advance, then (A) the Takeover Offer shall lapse, (B) any Contracts which come into existence as a result of accepting the Takeover Offer by any Company shareholder will cease to exist and will not be consummated and (C) any delivered Company Shares in the Takeover Offer will be returned.

7.7	Closing

The Takeover Offer shall be consummated by payment of the Offer Price per Company Share and receipt by the Bidder of all Company Shares tendered and not validly withdrawn (the “Closing”) without delay and in any event not later than ten (10) Business Days after the later of (i) the additional acceptance period within the meaning of Section 16 para. 2 German Takeover Act has expired and (ii) all Closing Conditions have been satisfied or validly waived.

7.8	Withholding

Each Party, its Representatives, and any paying agent or custodian of holders of Company Shares or ADSs shall be entitled to deduct and withhold from any amounts payable under the Takeover Offer, the Takeover or pursuant to this Agreement to any Person such amounts as it is required to deduct and withhold with respect to the making of such payment under any applicable provision of Tax Law. To the extent that amounts are so deducted and withheld by or on behalf of such Party, its Representatives, or any other paying agents or custodians, as the case may be, and are paid over to the relevant Governmental Authority, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

7.9	Transfer Taxes

Except as expressly provided in this Agreement (including Section 19.6), all transfer, documentary, sales, use, stamp, registration, value-added and other similar Taxes and fees incurred in connection with the transactions contemplated by this Agreement shall be paid by the Bidder when due and shall not be a liability of holders of Company Shares or holders of ADS converting their ADS into Company Shares in connection with the Takeover.

8.	Protection of the Takeover Offer

The Parties acknowledge and agree that the Management Board and the Supervisory Board shall at all times, but subject to compliance with the express terms of this Agreement, including the restrictions of Section 19.1, be free to take decisions and carry out measures, if and to the extent such decisions or measures are (i) in the best interest of the Company including the Company’s shareholders, employees, and other stakeholders or (ii) required under their respective Fiduciary Duties.

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8.1	No Solicitation of Competing Offer

To the extent legally possible, the Company hereby undertakes that from the date hereof to the earlier of (i) the termination of the Agreement and (ii) the Closing, it will refrain, will cause the other Group Companies and will use best efforts to cause its and their respective Representatives to refrain, from initiating or otherwise taking any measures or steps which would or would be reasonably likely to prevent the Takeover Offer from being successfully completed. In particular, the Company shall not, shall cause the other Group Companies and shall use best efforts to cause its and their respective Representatives not to, directly or indirectly,

(a)

solicit (i.e., actively ask for), initiate or knowingly encourage or facilitate a competing public offer for Company Shares by a third party (a “Competing Offer”) or another transaction which is economically or otherwise comparable to a Competing Offer and which, if implemented, would or would be reasonably likely to prevent the Takeover Offer from being successfully completed (any such transaction, including a Competing Offer, a “Competing Transaction”);

(b)

engage in, continue or otherwise participate in any discussions or negotiations relating to, or furnish to any other Person any non-public information in connection with, or for the purpose of soliciting or knowingly encouraging or facilitating, a Competing Transaction or any inquiry, proposal or offer that could reasonably be expected to lead to Competing Transaction;

(c)

enter into any letter of intent, agreement in principle, business combination agreement, acquisition agreement or similar agreement with respect to a Competing Transaction or any inquiry, proposal or offer that could reasonably be expected to lead to a Competing Transaction; or

(d)	resolve to do, or agree or announce an intention to do, any of the foregoing.

8.2	Notification of Competing Offer

(a)

The Company shall, to the extent legally permissible, inform the Bidder in writing as soon as reasonably practical (and in any event within twenty-four (24) hours) in the event that it or any of its Representatives is approached by another Person in relation to a situation that would reasonably be expected to result in a Competing Transaction (including if it or any of its Representatives receives any proposals, offers or concrete inquiries with respect to a Competing Transaction), and provide the Bidder with written notice of the material terms and conditions of such Competing Transaction, inquiry, proposal or offer, the identity of the Person making any such Competing Transaction, inquiry, proposal or offer and the most current version of the relevant proposed term sheet, letter of intent, business combination agreement, acquisition agreement or similar agreement with respect thereto, including any schedule, exhibit and annex thereto. Thereafter, the Company shall promptly and on a current basis (and in any event within twenty-four (24) hours) provide the Bidder with oral and written notice setting forth all such information as is reasonably necessary to keep the Bidder informed in all material respects of the status and details (including material amendments or proposed material amendments) of any such Competing Transaction, inquiry, proposal or offer.

(b)

The Company confirms that, as of the time of the execution and delivery of this Agreement, it has terminated any pending discussions with any other Person relating to any potential Competing Transaction and has discontinued, or will promptly discontinue, electronic or physical data room access granted and will promptly request the prompt return or destruction (to the extent provided for by the applicable confidentiality agreement) of all non-public information previously furnished to any Person (other than the Company’s advisors as well as the Bidder and its Representatives) in connection with any Competing Transaction proposed within one (1) year prior to the date hereof.

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8.3	Permitted Engagement with Third Parties

Notwithstanding the foregoing, nothing in this Agreement shall prevent the Company, the Management Board, the Supervisory Board, or any other Group Company from:

(a)	providing information duly requested or required by a Governmental Authority;

(b)

engaging with a third party that submits a bona fide, unsolicited alternative offer that is reasonably likely to result in a fully financed (certain funds) Competing Offer, provided that, according to the reasonable opinion of the Management Board, acting in good faith and after consultation with the Company’s financial advisor and outside legal counsel, taking into account all elements of the relevant alternative offer, including the offer consideration per share as well as transaction certainty and timing, the terms of the alternative offer are more favorable to the Company and its shareholders than the terms of the Takeover Offer (a “Superior Offer”), provided further that the Company makes available to the Bidder as soon as reasonably practical (and in any event within twenty-four (24) hours) any material non-public information it has made available to such third party to the extent such information was not previously provided to the Bidder;

(c)

acting in accordance with (i) their respective fiduciary duties under German Law, specifically the duty of care and loyalty under Sections 93 and 116 German Stock Corporation Act, and (ii) managerial tasks and duties to the extent legally required, including the business judgment rule pursuant to Sections 76, 93 as well as 116 German Stock Corporation Act (together, the “Fiduciary Duties”);

(d)

(i) publishing the Reasoned Statement (as defined below), and (ii) taking and disclosing to the shareholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, including any “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act; and

(e)	making any disclosure to the shareholders of the Company that is required by applicable Law,

it being understood, in each of the foregoing cases, that nothing in this Section 8.3 shall be deemed to permit (i) the Company to fail to include the content set forth in Section 9.2 in either the Reasoned Statement or the Schedule 14D-9, or (ii) the Management Board or the Supervisory Board to issue a Reasoned Statement that does not include such content or to change the content of the Reasoned Statement in a manner that is inconsistent with the requirements of Section 9.2, in each case, except as specifically permitted by Section 9.3.

8.4	Mutual Notification Duty

The Parties shall promptly notify each other of the occurrence of any circumstance which has or could reasonably be expected to have a negative impact on the Closing.

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9.	Recommendation of the Takeover Offer by the Company

9.1	Reasoned Statement

Without delay, and in any event within two (2) weeks from the publication of the Offer Document, the Management Board and the Supervisory Board shall (i) either separately or jointly prepare a statement required pursuant to Section 27 German Takeover Act (begründete Stellungnahme) (the “Reasoned Statement”), and (ii) publish the Reasoned Statement pursuant to Sections 27 para 3 and 14 para. 3 German Takeover Act.

9.2	Content of Reasoned Statement

The Reasoned Statement shall, subject to the provisions of Section 9.3, reflect that the Management Board and the Supervisory Board, after having duly reviewed and analyzed the Takeover Offer (including the Offer Document), acting in good faith and in accordance with their duties, (i) regard the Offer Price as fair from a financial perspective, adequate (angemessen) pursuant to Section 31 para. (1) German Takeover Act, and attractive, (ii) determined that the Takeover Offer and the other transactions contemplated by this Agreement are in the best interest of the Company, (iii) welcome and support the Takeover Offer, and (iv) recommend to the holders of Company Shares to tender their Company Shares into the Takeover Offer.

9.3	Recommendation Requirements

The obligation that the Reasoned Statement and the Schedule 14D-9 shall contain the content set forth in Section 9.2 is subject to the following requirements:

(a)	the Takeover Offer complies with the terms of this Agreement;

(b)	no Superior Offer has been published;

(c)

the Offer Document for the Takeover Offer has been published in accordance with conditions no less favorable to the Company and the Company’s shareholders than the offer terms set forth in Section 7 and not otherwise contradicting this Agreement or applicable Laws;

(d)	the financing of the Takeover Offer has been confirmed by a financing confirmation within the meaning of Section 13 para. 1 German Takeover Act; and

(e)

no other circumstances exist, or developments have occurred which, in the reasonable opinion of the Management Board or the Supervisory Board, as applicable, acting in good faith and after consultation with the Company’s financial advisor and outside legal counsel, would cause the members of the Management Board or the members of the Supervisory Board, as applicable, to breach their respective duties under applicable Law, including the duty of care and loyalty under Sections 93 and 116 German Stock Corporation Act, by welcoming and supporting the Takeover Offer.

9.4	Submission of the Reasoned Statement and the Schedule 14D-9

(a)

The Company will prepare a solicitation/recommendation statement on Schedule 14D-9 (as amended or supplemented, the “Schedule 14D-9”) which shall be consistent with this Agreement and shall include the content set forth in Section 9.2. The Company shall file the Schedule 14D-9 with the SEC on the same date which the Reasoned Statement is published in accordance with Rules 14d-9(b) and 14e-2(a) under the Exchange Act and disseminate the Schedule 14D-9 to holders of Company Shares as and to the extent required by the Exchange Act, or the rules and regulations of the SEC and Nasdaq which are applicable to the Takeover Offer.

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(b)

The Company agrees that it shall cause the Schedule 14D-9 (i) to comply in all material respects with the Exchange Act and other applicable Law and (ii) to not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no covenant is made by the Company with respect to information supplied by or on behalf of the Parent or the Bidder for inclusion or incorporation by reference in the Schedule 14D-9. Each of the Parent, the Bidder and the Company agrees to respond promptly to any comments (including oral comments) of the SEC or its staff and to promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and the Company further agrees to take all steps necessary to cause the Schedule 14D-9 as so corrected to be filed with the SEC and to be disseminated to the holders of the Company Shares, in each case as and to the extent required by the Exchange Act, or the rules and regulations of the SEC and Nasdaq which are applicable to the Takeover Offer. The Parent and the Bidder shall promptly furnish or otherwise make available to the Company or the Company’s legal counsel all information concerning the Parent or the Bidder that may be required or reasonably requested in connection with the preparation, publication, filing or dissemination of the Schedule 14D-9 and such information shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Parent and the Bidder shall further promptly correct any information provided by them for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect.

(c)

The Company will prepare the Reasoned Statement and the Schedule 14D-9 in reasonable cooperation and consultation with the Bidder and its advisors. Specifically, the Company shall give the Bidder and its counsel reasonable opportunity to review and comment on the draft Reasoned Statement before it is published by the Company and on the draft Schedule 14D-9 (including any response to any comments (including oral comments) of the SEC or its staff with respect thereto) before it is filed with the SEC. To the extent practicable, the Company shall (i) give due consideration to the Bidder’s comments and (ii) use best efforts to respond as promptly as reasonably possible to any comments (including oral comments) from the BaFin or the SEC or its staff with respect to the Reasoned Statement or the Schedule 14D-9; it being understood (i) that the Company reasonably considering the Bidder’s comments shall have the right to finally decide on the implementation of any such comments to the Reasoned Statement and the Schedule 14D-9, provided however, (ii) that the Company shall implement any such comments to any sections of the Reasoned Statement and the Schedule 14D-9 that relate solely to factual disclosure about the Bidder Group, in each case provided that it is consistent with this Agreement.

(d)

The Company agrees to provide the Parent and the Bidder and their counsel with any comments (including oral comments) the Company its counsel may receive from the BaFin, the SEC or its staff with respect to the Reasoned Statement and the Schedule 14D-9 promptly after receipt of those comments (including oral comments).

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III. POST-TAKEOVER UNDERTAKINGS

10.	Business Strategy and Integration

(a)

This Agreement sets forth the principal terms and conditions of the Takeover as well as the mutual intentions and understandings of the Parties with regard thereto, the future organizational and corporate governance structure of the Company, and the business strategy to be pursued by the Takeover and, absent a possible conclusion of a domination and/or profit and loss transfer agreement between the Company and the Bidder pursuant to Section 291 para. 1 German Stock Corporation Act (Beherrschungs- und/oder Gewinnabführungsvertrag),

(i)

all integration measures taken or proposed by the Bidder must be at arm’s length, and the Management Board shall continue to conduct the business operations of the Company according to applicable Law and based upon the business strategy currently implemented or further developed in the future by the Management Board, and

(ii)	the final determination of the strategy for the Company’s business and – subject to its approval by the Supervisory Board – its implementation shall remain the responsibility of the Management Board.

(b)

Following the consummation of the Takeover, the Bidder Entities intend to fully support the Company in its strategy and to strengthen and grow the Group’s business in the long term. To facilitate this support, the Parties intend to, following the consummation of the Takeover and subject to the Fiduciary Duties of the Management Board and the Supervisory Board and applicable Law, explore effective ways of cooperation and information exchange as is necessary to enable the Group to fully benefit from the Bidder Entities’ resources and know how. To formalize such cooperation and information exchange, the Parties intend to enter, effective upon the consummation of the Takeover and subject to the Fiduciary Duties of the Management Board and the Supervisory Board and applicable Law, into a corresponding cooperation agreement. In furtherance and not in limitation of the foregoing, following the consummation of the Takeover, the Company shall use best efforts, and shall use best efforts to cause its employees, contracts and other agents, insofar as legally permissible, to take all actions and conduct all activities (including providing access to all data, results and other relevant information of the Group Companies) reasonably requested by the Bidder Entities in connection with the drafting, preparation, filing and submission of any Regulatory Permit or other regulatory filing or submission with respect to any Company Product, including pelabrasib.

11.	Corporate Governance

11.1	Management Board

The Bidder Entities acknowledge the outstanding leadership and management skills and capabilities as well as deep industry knowledge of the current members of the Management Board. The Bidder Entities look forward to working with the members of the Management Board to develop a detailed integration plan, to the extent legally permissible, that will help ensure a smooth transition while best positioning the Company’s business for future growth and continued success.

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11.2	Supervisory Board

(a)

Following Closing, the Parent intends to be represented in the Supervisory Board in a manner which appropriately reflects its shareholding following Closing, subject to the appointment of its representatives by the competent court pursuant to Section 104 German Stock Corporation Act and/or the shareholders’ meeting of the Company.

(b)

To the extent legally possible, the Company will use best efforts to ensure that such number of existing members of the Supervisory Board as referred to in Section 11.2(a) will resign from the Supervisory Board in accordance with the articles of the association of the Company, and will be replaced by a corresponding number of representatives of the Parent to be appointed in accordance with Section 104 German Stock Corporation Act. Upon request of the Parent, the Company will use best efforts to convene an extraordinary general meeting for the election of the relevant number of new members of the Supervisory Board.

12.	Headquarters

The Parent acknowledges the importance of maintaining a presence in Planegg, Germany, and intends to maintain such presence of the Company following Closing. Additionally, in consideration of the complementary nature of the products and technologies of the Company, the Parent also intends to maintain the R&D capability in this location following Closing.

13.	Company Name

The Parent acknowledges the brand that the Group has been establishing over the past and intends to continue to use the Company’s current name as the corporate name of the Company and its Subsidiaries (for the Subsidiaries, subject to customary pre- and suffixes to distinguish them from the Company). For the avoidance of doubt, the Parties acknowledge and agree that the foregoing shall not prohibit the Parent following the Closing from (a) rebranding the Company Products to align with product names and branding customarily used by the Bidder Group, including indicating that such Company Products are sold by the Parent or (b) requiring all Trademarks and other branding of the Company Group or any Company Product to include a mark or other designation indicating that the Company Group is a part of the Parent’s affiliated group.

14.	Workforce and Employee Incentives

14.1	General

The Parent acknowledges that the dedicated management team and workforce of the Group is the foundation of the current and future success of the Group. The Parent views the Takeover as an opportunity for growth for the Company’s management team and workforce and other stakeholders. The Parent intends to use best efforts to retain the Group’s top talents amongst the Group’s employees. The Parent believes it can properly incentivize such employees consistently with its incentivization of similarly situated employees of the Parent and its Subsidiaries and further believes it can provide such employees a welcoming and stimulating workplace and an opportunity to align their individual strengths and goals with corresponding opportunities with the Group as well as potentially across the Bidder Group’s global operations.

14.2	Employee Remuneration and Incentives

After the settlement of the Takeover Offer, (i) the Parties shall review the Company’s existing remuneration system for the Management Board as well as the long-term incentive programs for the Management Board and Group employees, and (ii) the Company shall consider the impact of the Takeover and/or a potential subsequent delisting on the participation of the Management Board and the Group’s employees in the existing Incentive Plans in consultation with the Bidder Entities.

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14.3	Modification of Remuneration System and Incentive Plans

Notwithstanding the generality of what is set forth in Section 14.2, the Parties agree on the following:

(a)

Promptly after the settlement of the Takeover Offer and the Delisting, the Bidder Entities shall procure and take, insofar as legally permissible, all actions and do all things that are required or desirable (i) to cancel the existing remuneration system for the Management Board, (ii) to cancel any caps provided for in the terms & conditions of the Incentive Plans for Management Board members which apply to the payouts under such Incentive Plans (irrespective of whether such payouts are to be made in Company Shares or in cash) and (iii) to cancel any caps provided for in the terms & conditions of the Incentive Plans for Group employees which apply to the payouts under such Incentive Plans (irrespective of whether such payouts are to be made in Company Shares or in cash) (the “Remuneration Modifications”).

(b)

Subject to Section 14.4 (with respect to the 2024 Incentive Plans), the Company shall use its best efforts, subject to applicable law, to defer the settlement of any Incentive Plans to a point in time shortly after both (i) the Delisting has occurred and (ii) the Remuneration Modifications have been implemented (the “Settlement Deferral”).

(c)

The Bidder Entities shall procure and take, insofar as legally permissible, all actions and to do all things that are required or desirable to ensure that all Management Board members or Group employees who will leave the Group following a completion of the Takeover Offer are fully compensated for any outstanding remuneration components in keeping with the Company’s past practice for Management Board members or the respective Group employees, respectively, with respect to (i) the vesting and acceleration of such remuneration components under the Incentive Plans and with respect to the 2024 Incentive Plans (except that such 2024 Incentive Plans will not provide for “single-trigger” vesting in connection with the transactions contemplated by this Agreement), (ii) the other remuneration components set forth on Section I of the Company Disclosure Letter (the “Severance Payments”).

14.4	Settlement of Incentive Plans

(a)

With respect to the Incentive Plans other than the 2024 Incentive Plans, following the earlier of (x) the date on which the Remuneration Modification and the Settlement Deferral have occurred, and, to the extent legally permissible, (y) eleven (11) months following the Closing, the Bidder Entities shall procure and take, insofar as legally permissible, all actions and to do all things that are required or desirable to ensure that, subject to applicable Law, the Company settles all such Incentive Plans under which Company Incentive Awards remain outstanding as of the Closing in cash for the following respective cash considerations:

(i)

each Stock Option award (i.e. the total entitlements of the relevant beneficiary under the relevant Incentive Plan award) that is outstanding as of the Closing, whether or not vested, and which has a per-Company Share exercise price equal to or greater than the Offer Price shall be settled for no consideration payable in respect thereof;

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(ii)

each Stock Option award (i.e. the total entitlements of the relevant beneficiary under the relevant Incentive Plan award) that is outstanding and unexercised as of the Closing, whether or not vested, and which has a per-Company Share exercise price less than the Offer Price shall be settled, subject to applicable withholding, for cash consideration equal to (i) the excess of (A) the Offer Price over (B) the per-Company Share exercise price of such Stock Option, multiplied by (ii) the total number of Company Shares subject to such Stock Option award (determined at 100% of performance);

(iii)

each Performance Share Unit Award (i.e. the total entitlements of the relevant beneficiary under the relevant Incentive Plan award) that is outstanding as of the Closing, whether or not vested shall be settled, subject to applicable withholding, for cash consideration equal to (i) the number of Company Shares subject to such Performance Share Unit Award (determined at 100% of performance) multiplied by (i) the Offer Price; and

(iv)

each Restricted Stock Unit Award (i.e. the total entitlements of the relevant beneficiary under the relevant Incentive Plan award) that is outstanding as of the Closing, whether or not vested shall be settled, subject to applicable withholding, for cash consideration equal to (i) the number of Company Shares subject to such Restricted Stock Unit Award (determined at 100% of performance) multiplied by (ii) the Offer Price.

(b)

To the extent a payment made pursuant to the timing set forth in this Section 14.4 would trigger a Tax or penalty under IRC Section 409A, such payment shall not be made prior to the earliest date, or later than the latest date, that payment would not trigger such Tax or penalty. Further, to the extent any of the payments to be made under this Section 14.4 or any other change in control payments and benefits relating to the Takeover would trigger any excise tax imposed under Section 4999 of the IRC for any “disqualified individual” who is a United States taxpayer, the Company shall use its best efforts, subject to applicable law, to enter with the relevant employees into tax gross up agreements (the “Indemnity Agreements”) of the nature and up to the amounts referred to in item 12 of Section I of the Company Disclosure Letter.

(c)

Each Company Incentive Award outstanding under the 2024 Incentive Plans as of the Closing shall, subject to applicable Law, be converted at the Closing into the right to receive an unvested amount in cash equal to the respective amounts for the applicable type of Company Incentive Award set forth in Section 14.4(a)(iii) or (iv) (determined on the basis of 100% of target achievement), vesting, subject to the continued employment of the holder thereof with the Parent and its Affiliates (including the Group Companies), on the same vesting schedule (including with respect to any terms providing for acceleration of vesting upon an involuntary termination of employment) and otherwise on substantially the same terms as the corresponding Company Incentive Award (except (i) for terms rendered inoperative by reason of the transactions contemplated by this Agreement, (ii) for such other administrative or ministerial changes as in the reasonable and good faith determination of the Parent are necessary to facilitate the administration of the converted awards, and (iii) that no performance-based vesting metrics or criteria shall apply from and after the Closing). Any such cash amounts shall be paid to the holder of the applicable vested cash award as soon as practical following the earlier of (x) the applicable vesting date, and (y) the relevant holder ceasing to be an employee of the Group pursuant to a qualifying termination of employment.

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(d)

Prior to the Closing, the Company shall, subject to Section 14.3, use best efforts to effect all actions that are necessary or appropriate to (i) effect the transactions described in this Section 14.4 at or shortly after the time set forth in Section 14.3(b) (or the Closing with respect to the Company Incentive Awards under the 2024 Incentive Plans) (including by seeking to obtain the consent of any holder of a Company Incentive Award who is not entitled pursuant to the terms of such Company Incentive Award to have payment for such Company Incentive Award accelerated in the manner set forth in Section 14.4(a) or paid at the time contemplated by Section 14.3(b) (such Company Incentive Awards, the “Consent Company Incentive Awards”) to the treatment set forth in this Agreement), (ii) ensure that after the Closing and the implementation of the transactions described in Section 14.3 and this Section 14.4, no holder of Company Incentive Awards (other than with respect to Consent Company Incentive Awards where the holder of such Consent Company Incentive Award does not deliver the consent contemplated by the parenthetical in this Section 14.4(d)(i), where the Company shall elect to settle all such Consent Company Inventive Awards in cash, at the respective settlement times of such Consent Company Incentive Awards following their respective waiting periods and subject to the terms and conditions which were applicable to the corresponding cancelled award – except that the amount of cash consideration paid on settlement shall be, in accordance with the terms of the relevant Incentive Plan, equal to the applicable amount of cash consideration that would be payable pursuant to Section 14.4(a) or, if required by the applicable Incentive Plans, the amount of cash consideration that would be payable pursuant to Section 14.4(a) if the cash compensation offered in the Delisting purchase offer described in Section 15.1 substituted for “Offer Price” in Section 14.4(a)) – shall have any right thereunder to acquire any securities of the Company or any of the Bidder Entities, or to receive any payment or benefit with respect to any Company Incentive Award other than as provided in this Section 14.4. Notwithstanding the foregoing and Section 14.3(b), to the extent that a payment described in Section 14.4 is not otherwise made prior to the one (1) year anniversary of the Closing, the Bidder Entities shall cause, to the extent this is permitted under applicable Law, payment to be made with respect to any Stock Option, Performance Share Unit Award or Restricted Stock Unit Award to the extent that such payment is necessary so that the holder thereof does not incur taxes, penalties or interest pursuant to the operation of Section 409A of the IRC.

14.5	Support Arrangement

To address a situation in which the Remuneration Modifications and/or the Severance Payments have not been implemented, for whatever reason, in accordance with Section 14.3 and/or the settlement of the Incentive Plans has not occurred in accordance with the process and the timelines set forth in Section 14.4, including with respect to the undertakings referred to in Section 14.4(b), the Bidder Entities and the Company have agreed on the undertakings set forth in the agreement between the Bidder Entities and the Company set forth in Annex 14.5 (the “Support Arrangement”). The Parties acknowledge and agree that Section 14.3 and 14.4 as well as the Support Arrangement each constitute an agreement for the benefit of third parties pursuant to Section 328 para. (1) of the German Civil Code (echter Vertrag zugunsten Dritter) in favor of the members of the Management Board and other Group employees affected by the subject matters of Section 14.3 and 14.4 as well as the Support Arrangement, and thereby creates legal claims that are directly enforceable by the relevant individuals against the Bidder Entities.

14.6	Communications

Prior to making any material written communications to any current director, officer, employee or individual independent contractor (freie oder selbständige Mitarbeiter) of the Group pertaining to compensation or benefit matters that are affected by the transactions contemplated by this Agreement, the Company shall provide Parent with a copy of the intended communication, Parent shall have a reasonable period of time to review and comment on the

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communication, and the Company shall consider any such comments in good faith, provided, for the avoidance of doubt, that this covenant shall not extend to any ordinary course communication of the Group Companies with the current directors, officers, employees or individual independent contractors (freie oder selbständige Mitarbeiter) of the Group unrelated to the Takeover Offer and the transactions contemplated by this Agreement or communications which are substantially consistent with previously approved communications.

15.	Corporate Measures

15.1	Delisting

Immediately following the consummation of the Takeover, the Bidder shall take all necessary steps to achieve, as soon as is reasonably possible, a delisting of the Company Shares from all regulated markets in the European Economic Area (the “Delisting”), and the Company shall take all necessary steps under applicable Laws (including, for the avoidance of doubt, the rules and policies of Nasdaq) to enable a delisting of the Company Shares and the ADS from Nasdaq as well as the deregistration of the Company Shares under the Exchange Act, it being understood by the Bidder Entities that this obligation may require the Bidder to pursue a delisting procedure in accordance with Section 39 German Stock Exchange Act in which case a delisting purchase offer would have to be made by the Bidder Entities to the shareholders of the Company to acquire their Company Shares against payment of an appropriate cash compensation.

15.2	Legal Integration Measures

Upon a reasonable request by the Bidder, the Company shall, subject to its Fiduciary Duties and insofar as legally permissible, use best efforts and take, subject to cost reimbursement by the Parent, all reasonable preparatory actions that are required to be taken to prepare (a) a squeeze-out pursuant to the German Stock Corporation Act or the German Take Over Act, (b) the conclusion of an enterprise agreement within the meaning of Section 291 et seq. German Stock Corporation Act, (c) a legal transformation under the German Transformation Act and/or Council Regulation (EC) No 2157/2001 of 8 October 2001 on the Statute for a European company (SE) and/or (d) any other restructuring or reorganization of the Group (each, a “Legal Integration Measure”), in each case, proposed by the Bidder, provided that the Closing Conditions other than the Regulatory Closing Conditions have been satisfied or, where permitted, waived. This includes, subject to its Fiduciary Duties and insofar as legally permissible, engaging appraisers, filing for the appointment of auditors, entering into negotiations on the legal documentation of such Legal Integration Measure.

16.	Dividends

Absent a possible conclusion of a domination and/or profit and loss transfer agreement between the Company and the Bidder pursuant to Section 291 para. 1 German Stock Corporation Act (Beherrschungs- und/oder Gewinnabführungsvertrag), the Bidder Entities undertake not to take any actions relating to, initiate, or otherwise support the distribution of any extraordinary dividend (Sonderdividende), a change of the existing dividend policy (Dividendenpraxis) of the Company, or other distributions (e.g., through share buy-backs), unless such measure is proposed or supported by the Management Board. Any dividend policy will duly consider the financial needs of the Company in light of its business strategy currently implemented or further developed in the future by the Management Board.

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IV. REPRESENTATIONS AND WARRANTIES

17.	Representations and Warranties

17.1	Company Representations and Warranties

Except as set forth in the disclosure letter dated as of the date hereof, delivered by the Company to the Bidder Entities on or prior to entering into this Agreement (the “Company Disclosure Letter”) or in any report, schedule, form, statement or other document of the Company published by the Company in accordance with German and European capital markets reporting requirements, filed with or furnished to the SEC or filed or furnished otherwise with any public register or data base that is publicly available or on the Company’s website, in each case on or after January 1, 2021 and publicly available prior to the Specified Date (the “Company Reports”) (but excluding any forward-looking disclosures set forth in any “risk factors” section, any disclosures in any “forward-looking statements” section and any other disclosures included therein to the extent they are cautionary, predictive or forward-looking in nature, it being understood that any factual information contained within such sections shall not be excluded), the Company hereby represents and warrants to each of the Bidder Entities, as at the date hereof, as set forth in Annex 17.1 (the “Company Representations”). The Company Representations shall be subject to the limitations set forth in Section 18.

17.2	Bidder Entities Representations and Warranties

The Parent and the Bidder hereby represent and warrant to the Company, as at the date hereof, as set forth in Annex 17.2 (the “Bidder Representations”). The Bidder Representations shall be subject to the limitations set forth in Section 18.

18.	No Recourse; Exclusion of Statutory Regime

(a)

Each of the Parties acknowledges and agrees that the Company Representations, as qualified by the Company Disclosure Letter, as well as the Bidder Representations (i) constitute the sole and exclusive representations and warranties in connection with the Takeover, (ii) are solely given for informational purposes (reine Wissenserklärungen zu Informationszwecken), (iii) are in each case subject to the Company’s Knowledge and the Bidder’s Knowledge, as applicable, (iv) shall not create any legal liability on the part of, and be without any recourse against the Party making the relevant representations and warranties to the fullest extent permitted under applicable Laws, and (v) shall not give any Party a right to withdraw from, rescind or otherwise terminate this Agreement based on an alleged or actual incorrectness of the Company Representations, the Company Disclosure Letter and/or the Bidder Representations, as applicable, or otherwise, except, in each case of item (ii), (iv) and (v), for any statutory rights that apply under applicable Law in case of willful misconduct (Vorsatz) or fraud (Arglist) which shall remain unaffected.

(b)

All other representations and warranties of any kind or nature whether express, implied or statutory are specifically disclaimed by the Group Companies and the Bidder Entities. As a matter of precaution, each of the Bidder Entities and the Company hereby waive vis-à -vis each other, to the fullest extent permissible under applicable Law, any claims under or in connection with the Company Representations as well as the Bidder Representations, as applicable, other than for any statutory rights that apply under applicable Law in case of willful misconduct (Vorsatz) or fraud (Arglist) which shall remain unaffected. For the avoidance of doubt, nothing in this Section 18 shall be interpreted to prevent the Company from being permitted to take the actions listed in Section I of the Company Disclosure Letter notwithstanding Section 19.1.

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V. COVENANTS

19.	Company Covenants

19.1	Interim Operating Covenants

(a)

From the date hereof until the earlier of (i) the lapse of the Takeover Offer pursuant to Section 7.6(b) or the termination of this Agreement in accordance with Section 27, and (ii) the Closing (the “Pre-Closing Period”), to the extent this is legally permitted under applicable Law and subject in each case to Section 19.2, the Company shall, and shall use best efforts to procure that the other Group Companies will, in each case unless the Bidder has granted its prior written consent, such consent not to be unreasonably withheld or delayed or unless included in Section I of the Company Disclosure Letter, carry on its and their respective business in all material respects in the ordinary course consistent with past practice, including the current strategy; and

(b)

During the Pre-Closing Period, to the extent this is legally permitted under applicable Law and subject in each case to Section 19.2, the Company shall, and shall procure that the other Group Companies will, in each case unless the Bidder has granted its prior written consent, such consent not to be unreasonably withheld or delayed or unless included in Section I of the Company Disclosure Letter, refrain from any of the following:

(i)

proposing to the general meeting any amendment to the Company’s articles of association or amending, to the extent this is within the Company’s control, organizational documents of other Group Companies;

(ii)

(A) issuing any new Company Shares or any other securities exercisable for or convertible into Company Shares (except that the Company may issue Company Shares as required to be issued upon the exercise or settlement of Stock Options, Performance Share Unit Awards or Restricted Stock Unit Awards outstanding as of the date hereof pursuant to the terms thereof (as in effect as of the date hereof) or in respect of the Conditional Conversion Right) or (B) in the case of any Subsidiary of the Company, issuing or selling any equity securities of such Subsidiary other than to the Company or any other member of the Group;

(iii)

repurchasing or redeeming any of the Company Shares, other than: (A) repurchases of Company Shares outstanding as of the date hereof pursuant to the Company’s right (under written commitments in effect as of the date hereof) to purchase Company Shares held by an employee of the Group upon termination of such person’s employment or engagement by the Company; (B) repurchases or forfeitures pursuant to the terms of any Stock Option Program, Performance Share Unit Program or Restricted Stock Unit Program as in effect on the date hereof; or (C) in connection with withholding to satisfy the exercise price and/or Tax obligations with respect to the Stock Option Programs, Performance Share Unit Programs or Restricted Stock Unit Programs as in effect on the date hereof;

(iv)	splitting, combining, subdividing or reclassifying any Company Shares or other equity interests;

(v)	accepting the Takeover Offer for any Treasury Shares;

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(vi)

effecting any changes to the corporate structure of the Company or any other Group Company (in each case other than with another Group Company) including any transformation transaction (umwandlungsrechtliche Maßnahme) pursuant to the German Transformation Act;

(vii)	entering into any enterprise agreements (Unternehmensverträge) pursuant to Sections 291 and 292 German Stock Corporation Act (in each case other than with another Group Company);

(viii)

establishing a record date for, declaring, setting aside or paying any dividend or making any other distribution in respect of any shares of its capital stock (including the Company Shares) or proposing to its shareholders the payment of any dividend or making any other distribution in respect of any Company Shares;

(ix)

except as contemplated by Section 14 or as required under any Employee Plan (A) granting any increase in compensation, bonuses or other benefits to any Company Service Provider, (B) granting any severance, termination protection, change in control, retention or similar compensation or benefits to any Company Service Provider, (C) granting, paying or awarding any bonuses, incentive compensation, Company Incentive Awards or any other equity or equity-based compensation to any Company Service Provider, (D) hiring, promoting or terminating (other than for cause) the employment or service of any Company Service Provider, except that the Company (1) may provide increases in salary, wages or benefits to non-executive officer employees in the ordinary course of business consistent with past practice of up to 3.5% in the aggregate; (2) may amend any Employee Plans to the extent required by applicable Law; (3) may make usual and customary annual or quarterly bonus payments in the ordinary course of business consistent with past practice; and (4) may enter into employment agreements with non-executive officer employees and consultants in the ordinary course of business consistent with past practice;

(x)

(A) amending or modifying any Material Contract in a manner that is adverse in any material respect to the Group Companies or the development, manufacture or commercialization of any Company Product, (B) voluntarily terminating any Material Contract or permitting any Material Contract to expire (except automatic expirations that occur by the operation of the terms of any such Material Contract) or (C) entering into or renewing any Material Contract except of the type described in Section 9(c) or 9(m) of Annex 17.1 so long as it is not referenced in any other clause of Section 9 of Annex 17.1 (it being understood, for the avoidance of doubt, that this Section 19.1(b)(x) shall not be construed to restrict any action that is specifically the subject of and permitted by any of sub-paragraph of Section 19.1(b));

(xi)	entering into any joint venture, partnership, collaboration or similar arrangement;

(xii)	except in the ordinary course of business consistent with past practice, making capital expenditures that exceed EUR 1,000,000.00 in the aggregate;

(xiii)	incurring, assuming or guaranteeing any new Indebtedness for borrowed money (i.e., excluding refinancings) exceeding EUR 1,000,000.00 in the aggregate;

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(xiv)

purchasing, acquiring, leasing, licensing, sublicensing, pledging, selling or otherwise disposing of, divesting or spinning-off, abandoning, waiving, relinquishing or permitting to lapse, transferring, assigning or encumbering any material right (including, for the avoidance of doubt, rights to receive royalties or other payments with respect to any collaboration, out-license or other Contract to which the Bidder or any of its Affiliate is party) or other material asset or property (including investments in material intangible assets, fixed assets or financial assets), other than Intellectual Property Rights, which are addressed in Section 19.1(b)(xvi); provided that the foregoing shall not apply (A) to dispositions of obsolete, surplus or worn out assets that are no longer useful in the conduct of the business of the Group, (B) transactions between Group Companies, (C) with respect to pledges, sales or other dispositions constituting Encumbrances created or incurred in connection with any indebtedness permitted to be established or incurred pursuant to Section 19.1(b)(xiii) or (D) sales or other dispositions of assets or properties having a fair market value of less than EUR 1,000,000.00 individually (and not more than EUR 5,000,000.00 in the aggregate);

(xv)

lending money or making capital contributions or advances to or making investments (except for Treasury investments in financial assets in the ordinary course of business consistent with past practice) in, any Person (other than another Group Company), in excess of EUR 100,000.00 in the aggregate and except for (A) advances to directors, employees and consultants for travel and other business related expenses in the ordinary course of business consistent with past practice and in compliance with the Company’s policies related thereto and (B) advances of expenses as required under any Group Company’s articles of association or similar organizational documents;

(xvi)

acquiring, selling, divesting, transferring, assigning, in-licensing, out-licensing, sublicensing, granting a covenant not to assert or release with respect to, cancelling, abandoning, letting lapse, failing to diligently prosecute or using commercially reasonable efforts to enforce, creating or incurring any Encumbrance (other than a Permitted Encumbrance) on, or otherwise disposing of, any material Company IP (including, for the avoidance of doubt, (1) any Company IP that is the subject of any collaboration, out-license or other Contract to which the Bidder or any of its Affiliates is party and (2) any Company IP that claims, covers or is otherwise incorporated in any Company Product), in each case, other than (A) pursuant to non-exclusive licenses granted in the ordinary course of business or (B) the abandonment, disposal, lapse or expiration of Company IP at the end of their statutory terms;

(xvii)

 (A) terminating any clinical trial with respect to any Company Product that is ongoing as of the date of the Agreement or (B) commencing (alone or with any other Person) any new clinical trial with respect to any Company Product;

(xviii)

 except as required by applicable Law or IFRS, (A) making any material change to any accounting method or accounting period used for Tax purposes that has a material effect on Taxes; (B) making, rescinding or changing any material Tax election; (C) filing a material amended Tax Return; (D) entering into a closing agreement with any governmental agency regarding any material Tax liability or assessment; (E) settling, compromising or consenting to any material Tax claim or assessment or surrendering a right to a material Tax refund; or (F) waiving or extending the statute of limitations with respect to any material Tax or material Tax Return, other than automatic waivers or extensions obtained in the ordinary course of business;

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(xix)	entering into binding obligations concerning any M&A transactions which have not been communicated or otherwise known to the public markets prior to the date hereof;

(xx)	[Reserved]

(xxi)

settling, releasing, waiving or compromising any Legal Proceeding or other claim (or threatened Legal Proceeding or other claim) against any Group Company, other than any settlement, release, waiver or compromise that (A) results solely in monetary obligations involving only the payment of monies by the Group Companies of not more than EUR 1,000,000.00 in the aggregate (excluding monetary obligations that are funded by an indemnity obligation to, or an insurance policy of, any Group Company) and (B) does not result in any material non-monetary obligation of or restrictions on any Group Company or the admission of fault, wrongdoing or violation of any Law by any Group Company; provided that the settlement, release, waiver or compromise of any Legal Proceeding or claim brought by the shareholders of the Company against the Company and/or its directors relating to the Takeover or a breach of this Agreement or any other agreements contemplated hereby shall be subject to Section 24;

(xxii)

 proposing to the general meeting a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of any of the Group Companies; and/or

(xxiii)	entering into any agreement to take, or commit to take, any of the foregoing actions.

(c)

To the extent this is legally permitted under applicable Law and subject in each case to Section 19.2, the Company shall, and shall procure that the other Group Companies will, in each case unless the Bidder has granted its prior written consent, such consent not to be unreasonably withheld or delayed, take the actions set forth in Schedule 19.1(c) hereto.

(d)

To the extent this is legally permitted under applicable Law and subject in each case to Section 19.2, the Company shall, and shall procure that the other Group Companies will, use best efforts to effect the matter set forth on Schedule 19.1(d) hereto (the “Specified Matter”). The Company shall provide the Parent and its Affiliates with a reasonable opportunity to review and comment on all purchase or similar agreements and all amendments, waivers, consents or similar instruments and all other agreements or documents to effectuate or otherwise entered into in connection with the effectuation of the Specified Matter, which shall in all cases be in form and substance and on terms (including any financial terms) reasonably acceptable to the Parent.

Notwithstanding the foregoing, nothing contained in this Section 19.1 or elsewhere in this Agreement shall give to the Parent or the Bidder, directly or indirectly, rights to control or direct the operations of the Group Companies prior to the Closing. Prior to the Closing, each of the Parent, the Bidder and the Company shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its and its, if applicable, Subsidiaries’ respective operations.

19.2	Exemptions from Interim Operating Covenant

Nothing in Section 19.1 shall operate so as to restrict or prevent:

(a)	the Company to take any of the already contemplated actions set forth in Section I of the Company Disclosure Letter;

(b)	the completion or performance of any binding obligations undertaken pursuant to any Contract entered into prior to the date hereof and made available to Parent prior to the date hereof;

(c)	anything required to be done by this Agreement or in order to implement the Takeover in accordance with the terms of this Agreement; and

(d)

anything required to be done by the Management Board and/or the Supervisory Board in order for them to always act in the best interest of the Company and/or to comply with their fiduciary or other duties or applicable Law.

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19.3	Access to Information

(a)

During the Pre-Closing Period, upon reasonable advance notice to the Company and subject to applicable Law and Section 19.3(b), the Company shall, and shall cause the Group and the respective Representatives of the Group, to provide the Bidder Entities and their Representatives with reasonable access during normal business hours of the Company to the Group’s properties, personnel, books, records and other information relating to the Group, and promptly provide the Parent and the Parent’s Representatives with all reasonably requested information regarding the business of the Group as the Parent may reasonably request, in each case for any reasonable business purpose related to the Takeover or for purposes of any Legal Integration Measure contemplated by the Parent; provided, however, that any such access shall be conducted at the Parent’s expense, at a reasonable time, under the supervision of appropriate personnel of the Group and in such a manner as not to unreasonably interfere with the normal operation of the business of the Group. During the Pre-Closing Period, the Company shall, subject to its Fiduciary Duties and insofar as legally permitted, use best efforts to (i) assist, and to cause its Representatives to assist, the Parent in planning for any Legal Integration Measures contemplated by the Parent and (ii) take any and all actions to facilitate the ability of the Parent to implement any such Legal Integration Measures as promptly as practicable after the Closing.

(b)

Nothing in this Section 19.3 or elsewhere in this Agreement shall require any of the Group to disclose any information to the Parent if such disclosure would, in the Company’s reasonable determination and after notice to the Parent (i) jeopardize any attorney-client or other legal privilege (so long as the Group has reasonably cooperated with the Parent to permit such inspection of or to disclose such information on a basis that does not waive such privilege with respect thereto), (ii) contravene any applicable Law (so long as the Group has reasonably cooperated with the Parent to permit disclosure to the extent permitted by applicable Law) or (iii) contravene any Contract to which a Group Company is a party or by which a Group Company is bound and that has not already been provided to the Parent (so long as the Group has reasonably cooperated with the Parent to permit disclosure to the extent permitted by such Contract). Notwithstanding the foregoing, nothing in this Section 19.3 shall require a Group Company to disclose any information to the Parent or the Parent’s representatives if such information relates to the applicable portions of the minutes of the meetings of the Management Board or the Supervisory Board or any committee thereof (including any presentations or other materials prepared by or for the Management Board or the Supervisory Board or such committee thereof) where the Management Board or the Supervisory Board or committee thereof discussed (x) the Takeover Offer, or any similar transaction involving a Group Company or (y) any Competing Offer; provided that in the case of the information described in the foregoing clauses (x) and (y), this Section 19.3 shall not apply to any such information required to be disclosed or furnished to the Parent pursuant to Section 8, which shall be governed by such Sections.

(c)

Both during the Pre-Closing Period and following the consummation of the Takeover, the Company shall, subject to its Fiduciary Duties and insofar as legally permitted, and shall cause the Group Companies to, provide the Parent with updates on the pelabresib program on a monthly basis, as well as report to the Parent any material findings with respect to the pelabresib program, in each case in a form, and on a time frame, that is consistent in all material respects with the Company’s internal updates to its senior management. In addition, both during the Pre-Closing Period and following the consummation of the Takeover, the Company shall, subject to its Fiduciary Duties and insofar as legally permitted, and shall cause the Group Companies to, take the actions set forth on Schedule 19.3(c).

(d)	The information shared pursuant to this Section 19.3 shall be subject to Section 22.7.

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19.4	Treasury Shares

(a)

As soon as reasonably practicable following the date hereof, the Company shall enter into a customary irrevocable undertaking and security blockage agreement with the Bidder in line with the corresponding requirements promulgated by the BaFin in which it irrevocably undertakes to the Bidder not to tender any Treasury Shares into the Takeover Offer. For the avoidance of doubt and notwithstanding the preceding sentence, the Bidder may, subject to applicable Law, elect to acquire all Treasury Shares following the Closing for a price not exceeding the Offer Price per Company Share.

(b)

If, prior to the expiration of the Acceptance Period, the Bidder reasonably believes that the satisfaction of the Minimum Acceptance Condition (as it may be amended in accordance with this Agreement) is not ensured, the Company shall discuss in good faith about a sale of the Treasury Shares to the Bidder, to the extent permitted by applicable Law, against payment of the Offer Price, payment of which will be deferred until the Business Day after the Closing.

19.5	Takeover Laws

If any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions,” or “business combination statute or regulation” or other similar anti-takeover Law or regulation (a “Takeover Law”) may become, or may purport to be, applicable to the Takeover, each of the Bidder Entities and the Company shall use their respective best efforts to grant such approvals and take such actions as are necessary so that the Takeover may be consummated as promptly as practicable on the terms and conditions contemplated hereby and otherwise act to lawfully eliminate the effect of any Takeover Law on the Takeover.

19.6	Support of ADS Holders

From the date hereof until the end of the Acceptance Period (including any extension thereof), the Parties shall use best efforts to provide any relevant information on and assist the ADS holders with (i) the exchange of their ADS into Company Shares and (ii) tendering the so received Company Shares into the Takeover Offer. The Parties will cooperate with each other and work in good faith with the depositary and/or custodian under the Depositary Agreement to, if and to the extent requested by Parent, implement procedures pursuant to which ADS holders can give instructions to the depositary in accordance with the Depositary Agreement to tender the Company Shares underlying their respective ADSs in the Takeover Offer.

19.7	Communications and Interactions with Regulatory Authorities; Applicable Proceedings

Subject to applicable Law and without limiting any of the Parties’ respective obligations in Sections 19.1 and 22, during the Pre-Closing Period, the Company shall as reasonably in advance as practicable under the circumstances (a) provide notice to the Parent prior to any requested, proposed, or scheduled meeting with the FDA or any other Healthcare Regulatory Authority relating to any Company Product and consider in good faith any input with respect thereto timely provided by the Parent, (b) reasonably promptly inform the Parent of, and provide the Parent with a reasonable opportunity to review and comment on, any material filing proposed to be made by or on behalf of any Group Company (including all material filings, declarations, listings, registrations, submissions, amendments, modifications, notices and responses to notices, applications and supplemental applications, material reports (including all adverse event/experience and safety reports) and other information, including all Regulatory Permits), and any material written correspondence or other material communication proposed to be submitted or otherwise transmitted to the FDA or any other Healthcare Regulatory Authority by or on behalf of any Group Company, in each case, relating to any Company

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Product, and consider in good faith incorporation of the Parent’s timely-provided comments, (c) reasonably promptly inform the Parent in writing of any material communication (written or oral) with or from the FDA or any other Regulatory Authority relating to any Company Product, (d) inform the Parent as soon as possible in writing of any reports or other communication of any material safety information (including adverse events of special interest and any serious adverse events as such term is defined or described at 21 C.F.R. 312.32) relating to any Company Product, and consider in good faith incorporation of the Parent’s timely-provided comments and (e) allow Parent to attend, as an observer, any proposed meeting with the FDA or any other Health Regulatory Authority relating to any Company Product and, if Parent is unable or elects not to attend, promptly provide Parent with a summary report of any such meeting that occurs.

20.	Takeover Financing

20.1	Sufficiency of Funds

As of the date hereof and at all times through the satisfaction of all payment obligations of the Bidder Entities under this Agreement and the transactions contemplated by it, the Parent has and will have (and will make available to the Bidder in a timely manner) immediately available funds in cash in an amount sufficient to carry out all of the Parent’s and the Bidder’s obligations under this Agreement and to consummate the transactions contemplated thereby by payment in cash including the obligation to pay the aggregate Offer Price and the amounts referred to in Section 20.3.

20.2	Financing Confirmation

Prior to the launch of the Takeover Offer and to the extent required by applicable Law, the Bidder shall provide the Company with a true and correct copy of an irrevocable and unconditional financing confirmation commitment letter issued by an eligible financial institution (the “Bank”) to the Bidder (the “Financing Confirmation Commitment Letter”) confirming that (i) the Bidder has available or obtained certain funds financing for the Takeover Offer as is necessary for the Bank to issue a financing confirmation pursuant to Section 13 para. 1 sentence 2 German Takeover Act; and (ii) the Bank will issue the financing confirmation pursuant to Section 13 para. 1 sentence 2 German Takeover Act prior to each submission of the Offer Document to BaFin.

20.3	Provision of Post Closing Financing to the Company

Following the completion of the Takeover Offer, the Bidder Entities intend to provide the Group with the financial resources required to continue its business as contemplated to be conducted by the Parent. Notwithstanding the generality of the foregoing general intention, subject only on the completion of the Takeover Offer, the Bidder Entities hereby undertake to the Company to use to their best efforts to provide the Group with the financial resources required following completion of the Takeover Offer to enable the relevant Group Companies pay any obligations of the Company arising from the implementation of the Takeover Offer as and when due, including the obligations set forth in Section II of the Company Disclosure Letter. The Bidder Entities will provide their financing support by providing the Company with one or more arm’s length shareholder loans or as otherwise agreed between the Bidder Entities and the Company.

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21.	Certain U.S. Tax Actions

21.1	Section 338 Elections

The Bidder Entities shall not make (and shall cause each of their respective Affiliates to not make) any election under Section 338 of the IRC or any similar provision of any U.S. state or local or non-U.S. law with respect to the Company or any other Group Company.

21.2	Entity Classification Elections or Changes

The Bidder Entities shall not (a) make (and shall cause each of their respective Affiliates to not make) any entity classification election pursuant to U.S. Treasury Regulations Section 301.7701-3 with respect to the Company or any other Group Company, or (b) take (and shall cause each of their respective Affiliates to not take) any action that would cause the Company or any other Group Company to be classified as other than a corporation for U.S. federal income tax purposes, which election or action, as applicable, would be effective on or prior to any date on which less than 100% percent of the Company Shares are owned by members of the Bidder Group.

22.	Regulatory Clearances

22.1	General Cooperation

The Bidder Entities and the Company shall closely cooperate with each other in relation to the Regulatory Clearances in the manner described hereafter.

22.2	Filing for Approvals

The Parties shall file for the Regulatory Clearances without delay after the date hereof. In furtherance of the foregoing sentence, promptly, but in no event later than fifteen (15) Business Days after the date hereof, the Parties shall (and shall cause their respective Affiliates, if applicable, to) make an appropriate filing of all notification and report forms as required by the HSR Act with respect to the Takeover. All filings in relation to the Regulatory Clearances, except filings in relation to the HSR Act, which are required to be filed by both parties, shall be made by the Bidder on behalf of all relevant parties (except to the extent not permitted under applicable Law), provided that a filing shall require the prior written approval of the Company where the Company is obligated to make a filing (such consent not to be unreasonably withheld). All costs, expenses, filing fees, or other disbursements in connection with the Regulatory Clearances shall be borne by the Bidder Entities (excluding any fees of lawyers or other advisors of any person or party other than the Bidder Entities). The Parent shall not commit to or agree with any governmental entity to stay, toll or extend any applicable waiting period or withdraw its filing under the HSR Act or any other applicable Antitrust Laws, or enter into any similar timing agreement, without the prior written consent of the Company.

22.3	Removal of Impediments

The Bidder Entities shall use best efforts to procure that each and every impediment that may be asserted by any relevant authority in connection with the Regulatory Clearances is avoided or eliminated, so as to enable the Bidder to consummate the Takeover as planned; provided that in no event shall the Bidder Entities or any of their respective Affiliates be required to (and the Bidder Entities’ obligations to use best efforts shall not be construed to require the Bidder Entities or any of their Affiliates to), and without the prior written consent of the Bidder Entities, the Company shall not, propose, offer, commit to or consent to any divestiture, sale, disposition, hold separate order or other structural or conduct relief, or other operational undertaking in order to obtain Regulatory Clearances. The Parties shall defend through

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litigation on the merits any claim asserted in court by any party under Antitrust Laws in order to avoid entry of, or to have vacated or terminated, any decree, order or judgment (whether temporary, preliminary or permanent) that could restrain, delay, or prevent the Closing by the Longstop Date.

22.4	Cooperation Duties

In order to obtain the Regulatory Clearances, the Bidder and the Company shall cooperate, to the extent legally permissible, in all respects and consult with each other in the preparation of the filings and in connection with any submission, investigation, or inquiry, supply to any competent authority as promptly as practicable any additional information requested pursuant to any applicable Law, and take all other procedural actions required in order to obtain any necessary clearance or to cause any applicable waiting periods to commence and expire. Notwithstanding the foregoing or anything else herein to the contrary, the Bidder shall, following consultation with the Company, determine the strategy and lead the effort to obtain and secure the expiration or termination of any applicable waiting periods under the HSR Act or any other applicable Antitrust Law and obtain any Regulatory Clearance in connection with the Takeover.

22.5	Exchange of Information

In connection with the Regulatory Clearances, each Party shall (a) promptly provide each other with copies of any material written communication (or written summaries of any material non-written communication), (b) contact, or communicate with, any competent authority only after consultation with the other Parties, (c) promptly inform each other in advance of the time and place of any meetings and conferences with the competent authorities and (d) give each other and their respective advisors the opportunity to participate in all such meetings or conferences. In exchanging or conveying information, submissions, correspondence and communications, the Parties shall designate competitively or commercially sensitive information, which shall be redacted from the version shared with the other Parties. Such non-confidential versions shall be supplied without delay and the exchange of any competitively or commercially sensitive information shall be limited to lawyers and/or outside counsel provided that such exchange shall be conducted in a manner reasonably designed to preserve applicable lawyer/client and lawyer work product privileges.

22.6	Mutual Notifications

The Parties shall co-operate in all respects with each other, and keep each other informed in all material respects with respect to any communication given or received, in connection with any filing, submission, investigation or proceeding relating to the Takeover.

22.7	Confidentiality Obligations

The obligations under this Section 22 shall be subject to applicable Laws, including Laws relating to the sharing of commercially sensitive information.

23.	Best Efforts to Effect Takeover Offer

Subject to any specific agreements, undertakings and covenants of the Parties set forth in this Agreement (which shall prevail), the Parties agree to use their best efforts to take promptly any and all actions necessary to consummate and make effective, as promptly as practicable, the Takeover Offer and to avoid or eliminate each and every impediment under applicable Law, that may be asserted by any Governmental Authority or any other party, so as to enable the Closing to occur as promptly as practicable, including (i) causing each of the Closing Conditions to be satisfied, in each case as promptly as practicable after the date hereof and

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(ii) executing and delivering any additional instruments necessary to consummate the Takeover Offer and to fully carry out the purposes of this Agreement (it being understood, for the avoidance of doubt, that nothing in this Section 23 shall apply to the Parties’ obligations with respect to Regulatory Clearances, which shall be exclusively governed by Section 22).

24.	Shareholder Litigation

To the extent permitted by applicable Law, the Company shall give the Parent (a) the right to review and comment on all material filings or responses to be made by the Company (and shall give reasonable consideration to the Parent’s comments and other advice) in connection with, and the opportunity to participate in, any litigation against the Company and/or its directors or officers relating to the Takeover Offer, and (b) the right to participate in the defense or prosecution thereof or consult on any settlement or mooting disclosure with respect to such litigation, and no such settlement or mooting disclosure (or any payment relating to any such litigation) shall be offered or agreed to without the Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed). The Company shall promptly notify the Parent of any such litigation and shall keep the Parent reasonably and promptly informed with respect to the status thereof.

25.	Rule 14d-10 Matters

Prior to end of the Acceptance Period and to the extent permitted by applicable Law, the remuneration and compensation committee of the Supervisory Board will approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between the Bidder, the Company or their respective Affiliates and any of the officers, directors or employees of the Company or any of its Subsidiaries that are effective as of the date hereof or are entered into after the date hereof and prior to the end of the Acceptance Period pursuant to which compensation is paid to such officer, director or employee and will take all other action reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act.

26.	Notification of Certain Matters

The Company shall give prompt notice to the Parent, and the Parent shall give prompt notice to the Company, (a) of any notice or other communication received by such Party from any Person alleging that the consent of such Person is or may be required in connection with the Takeover Offer, if the subject matter of such communication or the failure of such Party to obtain such consent could be material to the Company or the Parent, or (b) if it obtains Company’s Knowledge of any breach by such Party of its covenants hereunder or the occurrence of any fact or circumstance that would be reasonably likely to cause any of the Closing Conditions not to be satisfied.

VI. OTHER PROVISIONS

27.	Term and Termination

27.1	Term

The Agreement shall become effective upon the execution of this Agreement by all Parties and shall have, unless otherwise is specified in this Agreement, a fixed term of three (3) years, except as explicitly provided otherwise in this Agreement and including, but not limited to, Sections 28.3, 28.5, 29, 32, 34, 36 and 37, which provisions shall remain in force and effect and governed by the terms of this Agreement in accordance with their respective term.

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27.2	Grounds for Termination

The Agreement may be terminated with immediate effect by giving notice thereof to the other Party,

(a)	by the Company or the Bidder (acting in its own name and on behalf of the Parent) if

(i)

the Takeover Offer lapses as result of non-satisfaction of the Closing Conditions set forth in Sections 7.4(a) or 7.4(d) (solely in respect of an Antitrust Law) (the “Regulatory Closing Conditions”) by 11:59 p.m. German local time on the date that is 12 months following the date hereof (the “Longstop Date”), provided the terminating Party is not then in breach, in any material respect, of any of its covenants or agreements under this Agreement relating to the relevant Closing Condition;

(ii)

there is any Law, administrative act, restraining order, injunction or other order that is final and non-appealable and is issued by any Specified Governmental Authority or is based upon the Antitrust Laws which prohibits the conduct or consummation of the Takeover Offer (a “Legal Restraint”), provided that the terminating Party is not then in breach, in any material respect, of any of its covenants or agreements under this Agreement relating to such Legal Restraint;

(iii)

the Takeover Offer lapses as result of non-satisfaction of the Closing Conditions other than the Regulatory Closing Conditions by the end of the Acceptance Period (as it may be extended), provided that the terminating Party is not then in breach, in any material respect, of any of its covenants or agreements under this Agreement relating to the relevant Closing Condition; or

(iv)	a Competing Offer for greater than twenty (20)% of the Company Shares has been settled and consummated.

(b)	by the Company in the following events:

(i)

the terms of the Takeover Offer materially deviate from the terms agreed in this Agreement; specifically if the Offer Price offered in the Takeover Offer is lower than the Offer Price agreed in Section 7 or the Takeover Offer contains conditions that are in addition to or broader than the Closing Conditions specified in Section 7.4;

(ii)	[Reserved]

(iii)

the offer document of a Superior Offer has been published by a third party and (A) the Company shall have given the Parent prior written notice of its intention to terminate this Agreement pursuant to this Section 27.2(b)(iii) at least five (5) Business Days prior to such termination (a “Determination Notice”) (which notice shall not constitute a termination) and, if desired by the Parent, during such five (5) Business Day period shall have negotiated, and shall have caused its relevant Representatives to negotiate, in good faith with respect to any revisions to the terms of this Agreement or another proposal, to the extent proposed by the Parent, so that such Competing Offer would cease to constitute a Superior Offer; (B) the Company shall have provided to the Parent information with respect to such Superior Offer in accordance with Section 8.2, including the proposed definitive agreement (including any related

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schedules, appendices, exhibits and other amendments) and any financing commitments relating thereto; (C) the Company shall have given the Parent the five (5) Business Day period after the Determination Notice to propose revisions to the terms of this Agreement or make another proposal so that such Competing Offer would cease to constitute a Superior Offer; and (D) after giving effect to the proposals made by the Parent during such period, if any, and after consultation with the Company’s financial advisor and outside legal counsel, the Management Board shall have determined, in good faith, that such Competing Offer is a Superior Offer and that the failure to terminate this Agreement pursuant to this Section 27.2(b)(iii) would be inconsistent with the Fiduciary Duties of the Management Board to the Company’s shareholders under German Law; provided that the provisions of this Section 27.2(b)(iii) shall also apply to any material amendment or modification to any Competing Offer (it being understood that any change to the financial terms or form of consideration (or material terms relating to conditionality, termination and termination fees, regulatory efforts or financing) of such proposal shall be deemed a material modification) and shall require a new Determination Notice, except that the references to five (5) Business Days shall be deemed to be three (3) Business Days; or

(iv)

failure by the Bidder Entities to perform, in all material respects, the covenants or other obligations to be performed by them under this Agreement, and such breach or failure to perform is non-curable or, if curable, has not been cured within ten (10) Business Days after such breach or failure to perform has been made known to the Bidder Entities by the Company, provided that if such breach or failure to perform becomes known to the Company before the Takeover Offer is launched and is not cured by the time the Bidder is required to launch the Takeover Offer, to the extent permitted by the BaFin, the Bidder shall not launch the Takeover Offer.

(c)	by the Bidder (acting in its own name and on behalf of the Parent) in the following events:

(i)

failure by the Company to perform, in all material respects, the covenants or other obligations to be performed by it under this Agreement, and such breach or failure to perform is non-curable or, if curable, has not been cured within ten (10) Business Days after such breach or failure to perform has been made known by the Bidder; provided that if such breach or failure to perform becomes known to the Bidder before the Takeover Offer is launched and is not cured by the time the Bidder is required to launch the Takeover Offer, the Bidder shall, to the extent permitted by the BaFin, not launch the Takeover Offer; or

(ii)

the Company fails to include the information set forth in Section 9.2 in either the Reasoned Statement or the Schedule 14D-9 or the Management Board or the Supervisory Board changes the content of the Reasoned Statement or the Schedule 14D-9 in a manner that does not reflect the information required by Section 9.2.

27.3	Notification of Termination

Notice of any termination, or notice of any circumstances which may give rise to an opportunity to terminate this Agreement if not cured, must be given in writing. In the event of termination of this Agreement, (i) this Agreement shall have no further effect, save for Sections 27 through 40 but without prejudice to the accrued rights of each Party upon termination, including the right of any Party to claim damages, to the extent available under applicable Laws, due to a breach by the other Party of its obligations under this Agreement; and (ii) the Confidentiality Agreement shall survive the termination of this Agreement.

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27.4	Termination for Cause

The right to terminate this Agreement for cause (aus wichtigem Grund) shall remain unaffected. Cause shall exist where the terminating Party, taking into account all circumstances of the specific case and weighing the interests of the Parties, cannot reasonably be expected (unzumutbar) to continue the contractual relationship through the remainder of the agreed fixed term (Section 314 para. 1 sentence 1 German Civil Code).

27.5	Termination Fees

(a)	In the event that this Agreement is terminated

(i)

by the Company pursuant to Section 27.2(a)(iv) or Section 27.2(b)(iii) (or pursuant to Section 27.2(a)(iii) in circumstances where the Bidder would have been entitled to terminate pursuant to Section 27.2(a)(iv) or Section 27.2(c)(ii));

(ii)

by the Bidder pursuant to Section 27.2(a)(iv) or Section 27.2(c)(ii) (or pursuant to Section 27.2(a)(iii) in circumstances where the Bidder would have been entitled to terminate pursuant to Section 27.2(a)(iv) or Section 27.2(c)(ii)); or

(iii)

by either the Company or the Bidder pursuant to Section 27.2(a)(iii), and (A) any Person shall have publicly disclosed a Competing Transaction after the date hereof and prior to the termination of this Agreement and such Competing Transaction has not been publicly and unconditionally withdrawn at least ten (10) Business Days prior to such termination, and (B) within twelve (12) months of such termination, the Company enters into a definitive agreement with respect to a Competing Transaction or a Competing Transaction is consummated (which, in either case, for the avoidance of doubt, does not need to be the same Competing Transaction referred to in clause (A)), then the Company shall (A) substantially concurrently and as a condition to such termination, in the case of termination pursuant to Section 27.2(b)(iii), (B) promptly (and in any event within three (3) Business Days) following the earlier of the entry into a definitive agreement for or the consummation of a Competing Transaction described in the foregoing clause (iii), and (C) in all other cases, promptly (and in any event within three (3) Business Days of such termination) pay to the Parent or its designee the Company Termination Fee by wire transfer of same day funds; it being understood that in no event shall the Company be required to pay the Company Termination Fee on more than one (1) occasion.

(b)	“Company Termination Fee” shall mean a cash amount equal to EUR 50,000,000.

(c)

In the event that this Agreement is terminated by the Bidder or the Company pursuant to Section 27.2(a)(i) or Section 27.2(a)(ii) (but, in the case of termination pursuant to Section 27.2(a)(ii), solely to the extent such Legal Restraint is pursuant to or arising under any Antitrust Law) and, in either case, as of the time of such termination, (i) the conditions set forth in at least one of Section 7.4(a) or Section 7.4(d) (with respect to Section 7.4(d), solely to the extent such condition has not been satisfied due to a Legal Restraint pursuant to or arising under any Antitrust Law) shall have not have been satisfied or waived, (ii) all other Closing Conditions (other than any Closing Condition

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described in clause (i) above) have been satisfied or waived and (iii) the Company has not breached, in any material respect, any of its covenants or agreements under this Agreement relating to the Closing Conditions described in clause (i) above, then the Parent shall promptly (and in any event within three (3) Business Days) following such termination pay, or cause to be paid, to the Company the Parent Termination Fee by wire transfer of same day funds.

(d)	“Parent Termination Fee” shall mean a cash amount equal to EUR 100,000,000.

(e)	Payment of the Company Termination Fee pursuant to this 27.5, shall be

(i)

except in case of willful breach (Vorsatz) or fraud (Arglist) on the part of the Company or any other member of the Group, deemed to be liquidated damages (pauschalierter Schadensersatz) for any and all losses or damages suffered or incurred by the Parent, the Bidder, any of their respective Affiliates or any other Person in connection with this Agreement (and the termination hereof), the Takeover (and the abandonment thereof) or any matter forming the basis for such termination; and

(ii)

with respect to the circumstances which gave rise to the payment of the Company Termination Fee pursuant to Section 27.5(a), the sole and exclusive remedy of the Parent, the Bidder or any of their respective Affiliates against the Group and any of their respective former, current or future officers, directors, partners, shareholders, managers, members or Affiliates for any loss suffered as a result of the failure of the Takeover Offer to be consummated or for a breach or failure to perform hereunder or otherwise, and none of the Parent, the Bidder or any of their respective Affiliates shall be entitled to bring or maintain any claim, action or proceeding against the Company or any of its Affiliates arising out of or in connection with this Agreement, the Takeover or any matters forming the basis for such termination, except in case of willful breach (Vorsatz) or fraud (Arglist) on the part of the Company or any other member of the Group.

Accordingly, upon payment of the Company Termination Fee, none of the Group Companies shall have any further liability or obligation relating to or arising out of this Agreement or the Takeover, except in case of willful breach (Vorsatz) or fraud (Arglist).

(f)	Payment of the Parent Termination Fee pursuant to this 27.5, shall be

(i)

except in case of willful breach (Vorsatz) or fraud (Arglist) on the part of the Parent or any other Bidder Entity, deemed to be liquidated damages (pauschalierter Schadensersatz) for any and all losses or damages suffered or incurred by the Group Companies, any of their respective Affiliates or any other Person in connection with this Agreement (and the termination hereof), the Takeover (and the abandonment thereof) or any matter forming the basis for such termination; and

(ii)

with respect to the circumstances which gave rise to the payment of the Parent Termination Fee pursuant to Section 27.5(d), the sole and exclusive remedy of the Group Companies or any of their respective Affiliates against the Bidder Entities and any of their respective former, current or future officers, directors, partners, shareholders, managers, members or Affiliates for any loss suffered as a result of the failure of the Takeover Offer to be consummated or for a breach or failure to perform hereunder or otherwise, and none of the Group

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Companies or any of their respective Affiliates shall be entitled to bring or maintain any claim, action or proceeding against the Parent or any of its Affiliates arising out of or in connection with this Agreement, the Takeover or any matters forming the basis for such termination, except in case of willful breach (Vorsatz) or fraud (Arglist) on the part of the Parent or any other Bidder Entity.

Accordingly, upon payment of the Parent Termination Fee, none of the Bidder Entities shall have any further liability or obligation relating to or arising out of this Agreement or the Takeover, except in case of willful breach (Vorsatz) or fraud (Arglist).

28.	Liability and Indemnification

28.1	Specific Performance

Notwithstanding any other remedies specifically referred to in this Agreement or available under applicable Law, which shall remain unaffected, and except where otherwise is explicitly set forth in this Agreement, in the event of a breach or non-fulfillment by a Party of any undertaking, covenant or other obligation of such Party contained in this Agreement (each such breach or non-fulfillment by the relevant Party, a “Breach”), the relevant other Party is entitled to seek from the Party in Breach specific performance (Erfüllung) of the breached or non-fulfilled undertaking, covenant or other obligation and to be put into the position it would have been in, if the Breach had not occurred. The relevant Party may in its sole discretion, seek, instead of specific performance, to be compensated for Losses (as defined below) suffered by it as a result of the relevant Breach and the failure of the Party in Breach to satisfy a claim for specific performance. The relevant Party may change its election between seeking specific performance and compensation for Losses in its sole discretion at any time again until the relevant Breach has been cured or it has obtained a legally final and binding decision on the relevant breach in accordance with Section 37. “Losses” shall mean only the losses incurred by the relevant Party as determined in accordance with the principles to determine losses pursuant to Sections 249 through 254 German Civil Code (allgemeine Grundsätze der Schadensermittlung).

28.2	Responsibility of the Company

Without prejudice to any liability of the Bidder and the Company in relation to each other under or in connection with this Agreement which shall be unaffected by this Section 28.2, the Parties acknowledge and agree that the Company shall not assume any liability vis-à-vis the Parent, except (i) as expressly provided for herein and (ii) for willful misconduct (Vorsatz) or fraud (Arglist) by the Company.

28.3	Indemnification by the Bidder

Except for claims of the Bidder Entities against the Company expressly provided under this Agreement and provided that completion of the Takeover has actually occurred, the Bidder Entities shall or, in its discretion, shall cause the Group Companies to, for a period of six (6) years following the Closing, indemnify and hold harmless (including by the payment, in advance of the final disposition of any claim, suit or proceeding any expenses incurred in defense thereof) any current or former director or officer of the Group (each a “Beneficiary”) from any and all damages (including, for the avoidance of doubt, any costs and claims by any party or governmental agency), in each case with respect to matters existing or occurring prior to the Closing and arising out of or pertaining to the fact that such person is or was a director or officer of the Group prior to the Closing, or is or was serving at the request of the Group as a director or officer of another person prior to the Closing, whether asserted or claimed prior to, at or after the Closing, to the fullest extent permitted under applicable Law, provided that

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the Bidder Entities may require a Beneficiary to provide an undertaking by such Beneficiary to repay any amounts paid to such Beneficiary if it shall ultimately be determined that such Beneficiary is not entitled to be indemnified pursuant to this Section 28.3 and the Bidder Entities shall not be obligated pursuant to this Section 28.3 if and to the extent to which (A) a violation leading to such damages was caused by willful misconduct of the Company or any other member of the Group or of one of the officers, directors, employees or advisors of the Group, (B) the relevant Beneficiary is liable to the Bidder Entities in respect of the respective action or omission, or (C) the relevant damage is covered under D&O or other insurance at the Company or any other member of the Company ((a), (b), and (C) each an “Indemnification Defense”).

28.4	Third-Party Claims

In the event that any action, claim, demand or proceeding with respect to which the Bidder Entities may be liable to any Beneficiary pursuant to Section 28.3 (the “Third-Party Claim”) is asserted or announced by any third party (including any governmental agency) against any Beneficiary, the Company shall afford, or use its best efforts to cause the Beneficiary to afford, the Bidder Entities the opportunity to defend the Beneficiary against the Third-Party Claim pursuant to this Section 28.4 (the “Assumption of Defense”).

(a)

If the Bidder Entities elect to pursue the Assumption of Defense, the Bidder Entities shall within twenty (20) Business Days upon receipt of the Company’s notice of a Third-Party Claim notify the Company or the respective Beneficiary of their intent to assume such defense and the Company shall cooperate and cause the Group, at the Bidder Entities’ expense, to cooperate in each phase of such Assumption of Defense.

(b)

The Bidder Entities shall, upon written request of the Beneficiary, regularly consult with the Beneficiary on the status of the Third-Party Claim and give due consideration to comments or recommendations of the Beneficiary. No action by any Beneficiary or its respective representatives in connection with the defense shall be construed as an acknowledgement (whether express or implied) of the Third-Party Claim or of any underlying facts related to such claim.

(c)

If the Bidder Entities want to defend themselves against any claim of a Beneficiary pursuant to this Section 28.4 based on an Indemnification Defense, the Bidder Entities shall inform the respective Beneficiary in writing without delay. The Beneficiary shall then be entitled at any time to revoke the Assumption of Defense with immediate effect by giving written notice to the Bidder Entities.

(d)

No Beneficiary may compromise or settle any Third-Party Claim with respect to which the Bidder Entities may be liable to any Beneficiary pursuant to Section 28.3 without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed).

28.5	D&O Insurance

For a period of six (6) years following the Closing, the Parent and the Bidder shall either cause to be maintained in effect the current policies of directors’ and officers’, employment practices (if any) and fiduciary liability (if any) insurance maintained by or for the benefit of the Group or provide substitute policies for the Group and their current and former directors and officers who are currently covered by the directors’ and officers’, employment practices (if any) and fiduciary (if any) liability insurance coverage currently maintained by or for the benefit of the Group, in either case, of not less than the existing coverage and having other terms not less favorable to the insured persons than the directors’ and officers’, employment practices (if any) and fiduciary (if any) liability insurance coverage currently maintained by or for the benefit of

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the Group with respect to claims arising from facts or events that occurred at or before the Closing (with insurance carriers having at least an “A” rating by A.M. Best with respect to directors’ and officers’, employment practices and fiduciary liability insurance), except that in no event shall the Parent or the Bidder be required to pay with respect to such insurance policies more than 400% of the aggregate annual premium most recently paid by the Group prior to the date hereof (the “Maximum Amount”), and if the Parent or the Bidder is unable to obtain the insurance required by this Section 28.5 it shall obtain as much comparable insurance as possible for the years within such six (6)-year period for a premium equal to the Maximum Amount. In lieu of such insurance, prior to the Closing the Company may, at its option, purchase a “tail” directors’ and officers’, employment practices (if any) and fiduciary (if any) liability insurance policy for the Group and their current and former directors and officers who are currently covered by the directors’ and officers’, employment practices (if any) and fiduciary (if any) liability insurance coverage currently maintained by or for the benefit of the Group, such tail to provide coverage in an amount not less than the existing coverage and to have other terms not less favorable to the insured persons than the directors’ and officers’, employment practices (if any) and fiduciary (if any) liability insurance coverage currently maintained by or for the benefit of the Group with respect to claims arising from facts or events that occurred at or before the Closing; provided that in no event shall the cost of any such tail policy exceed the Maximum Amount. The Parent and the Bidder shall maintain such policies in full force and effect, and continue to honor the obligations thereunder, and shall cause the Company to do the same.

28.6	Assumption; Enforceability

In the event that any Group Company, the Parent or the Bidder or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of such entity assume the obligations set forth in this Section 28. The provisions of this Section 28 (i) shall survive the Closing and (ii) are designed to be for the benefit of, and will be enforceable by, each Beneficiary, his or her heirs, successors, assigns and representatives, and (iii) are in addition to, and not in substitution for, any other rights to indemnification, advancement of expenses, exculpation or contribution that any such person may have by contract or otherwise. Unless required by applicable Law, this Section 28 may not be amended, altered or repealed after the Closing in such a manner as to adversely affect the rights of any Beneficiary or any of their successors, assigns or heirs without the prior written consent of such affected Beneficiary.

28.7	Parent Guarantee

The Parent shall be jointly and severally liable for any obligations, commitments, undertakings and covenants of the Bidder under or otherwise in connection with this Agreement and hereby unconditionally and irrevocably, subject to the limitations set out in this Agreement, (i) guarantees to the Company the due and timely performance and observance by the Bidder of all its obligations, commitments, undertakings and covenants under or otherwise in connection with this Agreement, and (ii) undertakes with the Company that whenever the Bidder does not perform any of the Bidder’s obligations when due, that it shall promptly perform, or cause to be promptly performed, that Bidder’s obligation.

29.	Notices

Any and all notices and communications under this Agreement shall be made in writing in the English language and delivered by hand, courier, telefax, or email to the person at the address set forth below, or such other person or address as may be designated by the respective Party to the other Parties in the same manner:

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if to the Bidder or the Parent:

Novartis AG

Lichtstraße 35

4056 Basel

Switzerland

Attn.: Janet L. Raimondo, Global Head Legal Transactions, and David Quartner,

Lead Legal Counsel M&A

Email: janet.raimondo@novartis.com and david.quartner@novartis.com with a copy to each of (which copy shall not constitute notice hereunder):

Freshfields Bruckhaus Deringer LLP

Bockenheimer Anlage 44

60322 Frankfurt am Main

Attn.: Rick van Aerssen

Email: rick.aerssen@freshfields.com

and

Freshfields Bruckhaus Deringer US LLP

601 Lexington Avenue, 31st Floor

New York, NY 10022

Attn.: Jenny Hochenberg

Email: jenny.hochenberg@freshfields.com

if to the Company:

MorphoSys AG

Semmelweisstrasse 7

82152 Planegg

Germany

Attn.: Charlotte Lohmann

Email: charlotte.lohmann@morphosys.com

with a copy to (which copy shall not constitute notice hereunder):

Skadden, Arps, Slate, Meagher & Flom LLP

Taunustor 1

60310 Frankfurt am Main

Germany

Attn.: Graham Robinson, Jan Bauer and Faiz Ahmad

Email: Graham.Robinson@skadden.com, jan.bauer@skadden.com and faiz.ahmad@skadden.com

30.	Confidentiality

The Parties acknowledge that the non-disclosure agreement entered into between the Bidder and the Company dated November 27, 2023 (the “Confidentiality Agreement”) and this Section 30 shall apply to this Agreement mutatis mutandis, except for the communication set forth in Section 5. The Parties agree that any Party may disclose such documents where it is required by Law or regulatory requirements to do so.

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31.	Press Releases

Without prejudice to Sections 5, 6 and 9, no Party will issue a press release or otherwise make any other public statement (to the extent not previously issued or made in accordance with this Agreement) with respect to the contents of this Agreement without the consent of the other Parties (not to be unreasonably withheld or delayed), except as required by applicable Law. Notwithstanding the foregoing (i) each Party may, without such consultation or consent, make any public statement in response to questions from the press, analysts, investors or those attending industry conferences, make internal announcements to employees and make disclosures in the Offer Documents, the Reasoned Statement or the Schedule 14D-9, so long as such statements are consistent with previous press releases, public disclosures or public statements made jointly by the Parties (or individually, if approved by the other Party); and (ii) the Company need not obtain the consent of the Parent in connection with such portion of any press release, public statement or filing to be issued or made pursuant to Section 8.3(d) or 8.3(e) or with respect to any Competing Offer.

32.	Assignment

Any rights under this Agreement may only be assigned with the prior written consent of the other Parties; provided, however, that the Parent shall, at any time prior to the publication of the Offer Document, be entitled to launch, pursue and consummate the Offer through another wholly owned Subsidiary, as existing from time to time (such Subsidiary, the “Replacement Bidding Entity”). In the event the Parent elects to so act, the Bidder Entities shall continue to be severally and jointly liable (Gesamtschuldner) with the Replacement Bidding Entity for any and all of its obligations under this Agreement and the Replacement Bidding Entity shall with no qualification accede to this Agreement and have, following such acquisition, have the same rights and obligations as the Bidder.

33.	No Third-Party Rights

This Agreement only grants rights to the Parties and does not constitute a contract for the benefit of third parties (Vertrag zugunsten Dritter) or a contract with protective effect for third parties (Vertrag mit Schutzwirkung zugunsten Dritter), unless and to the extent explicitly provided otherwise in this Agreement or in the Confidentiality Agreement.

34.	Costs

Without prejudice to Section 20.3 and any other provisions of this Agreement, each Party shall bear its own fees and expenses with regard to the Takeover and the conclusion of this Agreement.

35.	Interpretation, Language

(a)

In the event of any contradiction between legally mandatory provisions under the German Takeover Act as interpreted by the BaFin (including any regulation promulgated thereunder) and this Agreement, the respective provisions under, and interpretation of, the German Takeover Act shall prevail, and this Agreement shall be amended to reflect the Parties’ intentions to the utmost extent.

(b)	Terms to which a German translation has been added shall be interpreted as having the meaning assigned to them by the German translation.

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(c)	The headings of the Sections and sub-sections in this Agreement are for convenience purposes only and shall not affect the interpretation of any of the provisions of this Agreement.

(d)

Where this Agreement requires a Party to do something “promptly”, “without delay” or “as soon as reasonably practicable” this shall require such Party to take all required actions without undue delay (ohne schuldhaftes Zögern).

(e)

Where this Agreement requires a Party to “procure” something this shall require such Party to assume the responsibility that the relevant action is taken (dafür einstehen, dass ein bestimmter Erfolg eintritt).

(f)

Where this Agreement requires a Party to use “best efforts” this shall require such Party to take all such efforts which are from the perspective of a prudent business person reasonable and appropriate (alle wirtschaftlich vernünftigen und angemessenen Bemühungen unternehmen).

(g)

Where this Agreement refers to the “date hereof” this shall be a reference to the date on which this Agreement is validly executed and delivered by all Parties (Tag des Zustandekommens dieses Vertrages). Where this Agreement refers to the “Specified Date” this shall be a reference January 18, 2024.

(h)	References to the singular include the plural and vice versa and references to one gender include all genders.

(i)	References to “writing” (or similar wording) include communication made by post, facsimile, or email.

(j)

Documents or other information or materials will be deemed to have been “made available,” “furnished,” “provided,” or “delivered” by the Company if such documents, information or materials have been (A) posted to the virtual data room managed by the Company and hosted by Venue and made available for review by the Parent or its Representatives, (B) filed with or furnished to the SEC and publicly available on EDGAR, or (C) shared with the Bidder Entities and their respective Representatives via email, in each case at least 24 hours prior to the Specified Date.

(k)

The word “including” shall mean “including but not limited to” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.

(l)

References to an “intention” (or words of similar import) by any Party in Sections 10 through 16 or 20.3 shall not be deemed to be contractually binding commitments or undertakings and shall not constitute or be construed as legally enforceable covenants or agreements.

36.	Governing Law

This Agreement shall be governed by, and construed in accordance with, the Laws of Germany, excluding conflict-of-laws provisions.

37.	Dispute Resolution

(a)

All disputes arising out of or in connection with this Agreement or its validity shall be finally settled in accordance with the arbitration rules of the German Arbitration Institute (DIS) without recourse to the ordinary courts of law. The arbitral tribunal shall

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be comprised of three (3) arbitrators. The Company shall be entitled to nominate one (1) arbitrator; the Bidder Entities shall be entitled to nominate one (1) arbitrator as well. The president of the arbitral tribunal shall be appointed in accordance with the rules of the DIS. The place of arbitration shall be Munich, Germany. The language of the arbitral proceedings shall be English, provided that any German documents submitted to the arbitral tribunal do not need to be translated. The right to obtain injunctive relief before state courts remains unaffected. This arbitration agreement is governed by the laws of the Federal Republic of Germany, provided, however, that the German conflict of laws rules shall not apply.

(b)

Each Party acknowledges and confirms that arbitration pursuant to Section 37(a) shall be the exclusive judicial remedy to settle all disputes arising out of or in connection with this Agreement without recourse to the state courts, save for injunctive proceedings before state courts which shall remain permissible. Each Party hereby irrevocably and unconditionally waives trial by jury if courts of the United States of America should become involved in any dispute or claim which may arise out of or in connection with this Agreement. Each Party further certifies and acknowledges that (i) no representative of any other Person has represented, expressly or otherwise, that such other Person would not, in the event of litigation, seek to enforce the foregoing waiver, (ii) each such Person understands and has considered the implications of this waiver voluntarily, (iii) each such Person makes this waiver voluntarily, and (iv) each such Person has been induced to enter into this Agreement by, amongst others, the waivers and certifications in this Section 37(b)

38.	Entire Agreement

This Agreement (including all Annexes hereto) contains all of the Parties’ agreements and understandings with respect to the subject matter of this Agreement. No collateral agreements to this Agreement, whether verbally or in writing, have been entered into between the Parties.

39.	Amendments and Waivers

Any and all amendments to this Agreement or waivers must be made in writing, unless stricter requirements as to their form are required by applicable mandatory Law. This shall also apply to any waiver of compliance with the provisions of this Section 39.

40.	Severability

Should any provision of this Agreement, or any provision incorporated into this Agreement in the future, be or become invalid or unenforceable, the validity or enforceability of the other provisions of this Agreement shall not be affected thereby. The invalid or unenforceable provision shall be deemed to be substituted by a suitable and equitable provision which, to the extent legally permissible, comes as close as possible to the intent and purpose of the invalid or unenforceable provision. The same shall apply (i) if the Parties have, unintentionally, failed to address a certain matter in this Agreement (Regelungslücke), in which case a suitable and equitable provision shall be deemed to have been agreed upon which comes as close as possible to what the Parties, in the light of the intent and purpose of this Agreement, would have agreed upon if they had considered the matter, or (ii) if any provision of this Agreement is invalid because of the scope of any time period or performance stipulated herein, in which case a legally permissible time period or performance shall be deemed to have been agreed which comes as close as possible to the stipulated time period or performance.

[Signature pages follow]

Skadden, Arps, Slate, Meagher & Flom LLP

[Signature page to Business Combination Agreement]

For and on behalf of Novartis data42 AG

Date:	5/2/2024

/s/ Tariq El Rafie

Name:	Tariq Elrafie

Position:	As Attorney

Date:	5/2/2024

/s/ David Quartner

Name:	David Quartner

Position:	As Attorney

Skadden, Arps, Slate, Meagher & Flom LLP

[Signature page to Business Combination Agreement]

For and on behalf of Novartis AG

Date:	5/2/2024

/s/ Tariq El Rafie

Name:	Tariq Elrafie

Position:	As Attorney

Date:	5/2/2024

/s/ David Quartner

Name:	David Quartner

Position:	As Attorney

Skadden, Arps, Slate, Meagher & Flom LLP

[Signature page to Business Combination Agreement]

For and on behalf of MorphoSys AG

Date:	February 5, 2024

/s/ Jean-Paul Kress

Name:	Jean-Paul Kress, M.D.

Position:	CEO

Date:	February 5, 2024

/s/ Lucinda Crabtree

Name:	Lucinda Crabtree, Ph.D.

Position:	CFO

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ANNEX (H) (DEFINED TERMS)

“Affiliate”	shall mean all connected enterprises (verbundene Unternehmen) within the meaning of Sections 15 et seq. German Stock Corporation Act.

“Anti-Corruption Laws”	shall mean the Foreign Corrupt Practices Act of 1977, as amended, the Anti-Kickback Act of 1986, as amended, the UK Bribery Act of 2010, and the Anti-Bribery Laws of the People’s Republic of China or any applicable Laws of similar effect, and the related regulations and published interpretations thereunder.

“Antitrust Laws”	shall mean the HSR Act or the other Laws issued by any Specified Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“BaFin”	shall mean the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdiensteistungsaufsicht).

“Bidder’s Knowledge”	shall mean the actual knowledge (positive Kenntnis) of the members of the relevant corporate bodies of the Parent and the Bidder on the Business Day prior to the date hereof after due inquiry of the relevant Parent’s and Bidder’s senior managers and employees, without attributing any kind of constructive or deemed knowledge.

“Business Day”	shall mean any day other than a Saturday, Sunday or other day on which banks in New York, United States of America, Munich, Germany, Frankfurt, Germany, Basel, Switzerland or Zurich, Switzerland are generally closed.

“CARES Act”	shall mean the Coronavirus Aid, Relief, and Economic Security Act (H.R. 748), Pub. L. 116-136 (March 27, 2020).

“Company Incentive Award”	shall mean a Stock Option, Restricted Stock Unit Award or Performance Share Unit Award.

“Company IP”	shall mean all Intellectual Property Rights that are (a) owned or purported to be owned by any of the Group Companies (“Company Owned IP”) or (b) exclusively or co-exclusively licensed by any of the Group Companies from any third party (“Company Licensed IP”).

“Company’s Knowledge”	shall mean the actual knowledge (positive Kenntnis) of the members of the Management Board of the Company on the Business Day prior to the date hereof after due inquiry of the relevant Group’s senior managers and employees, without attributing any kind of constructive or deemed knowledge; provided that the foregoing shall not require any freedom to operate or other analysis with respect to validity or non-infringement of Intellectual Property Rights; provided, further, that, for purposes of Section 26 of the Agreement, “Company’s Knowledge” shall not be restricted to the Business Day prior to the date hereof.

“Company Products”	shall mean all biological and drug candidates, therapies, compounds or products being researched, tested, developed, manufactured, imported, exported, distributed, commercialized or otherwise exploited by or on behalf of any of the Group Companies, in each case, as of the date hereof, including Monjuvi® (tafasitamab-cxix) and pelabresib.

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“Company Service Provider”	shall mean any current or former director, officer, employee or individual independent contractor of any of the Group Companies.

“Contract”	shall mean any legally binding agreement.

“Data Privacy and Security Requirements”	shall mean to the extent relating to privacy, data protection and/or security of any Personally Identifiable Information, in each case, solely to the extent applicable to the Company’s and Group Companies’ operations (a) Laws including (i) the U.S. Health Insurance Portability and Accountability Act of 1996, as amended by the U.S. Health Information Technology for Economic and Clinical Health Act of 2009, including the regulations promulgated thereunder, (ii) the EU Data Protection Directive 95/46/EC of 24 October 1995, the EU General Data Protection Regulation 2016/679/EU of April 27, 2016, the EU ePrivacy Directive 2002/58/EC of 12 July 2002 and the related implementing legislation of the EU Member States, (iii) Section 5 of the Federal Trade Commission Act as it applies to the receipt, access, use, disclosure, and security of consumer Personally Identifiable Information, (iv) the Swiss Federal Act on Data Protection (FADP) of 19 June 1992, and (v) all U.S. state Laws pertaining to the privacy and security of Personally Identifiable Information and data breach notification, (b) policies (including privacy policies) of the Group Companies and consents to the extent the Group Companies have obtained consents to collect Personally Identifiable Information, (c) generally accepted industry standards applicable to the industry in which the Group Companies operate which are binding on the Company and (d) contractual requirements to which the Group Companies are subject.

“Depositary Agreement”	shall mean the amended and restated deposit agreement dated as of April 18, 2018, by and among the Company, The Bank of New York Mellon SA/N.V. and all holders and beneficial owners of the ADSs issued thereunder, as such agreement is amended, modified or supplemented from time to time.

“Employee Plan”	shall mean any (a) bonus, deferred compensation, incentive compensation, stock purchase, stock option, other equity-based , severance pay, termination pay, death and disability benefits, hospitalization, medical, dental, vision, prescription, life or other insurance, flexible benefits, supplemental unemployment benefits, profit-sharing, pension or retirement, vacation, leave, change in control, transaction bonus, retention or fringe benefit, plan, policy, program, agreement or arrangement, and (b) employment, consulting, severance, retention, change in control, termination or similar agreement, and each other employee benefit or compensation plan, or arrangement, in each case that is (i) sponsored, maintained, contributed to or required to be maintained or contributed to by the Company or its Affiliates for the benefit of any Company Service Provider, (ii) with respect to which the Company has or may have any direct or indirect liability or (iii) to which the Company or any of its Subsidiaries is a party or otherwise bound.

“Encumbrance”	shall mean any lien, pledge, hypothecation, mortgage, security interest, encumbrance, right of first refusal, preemptive right or similar restriction of any nature.

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“Entity”	shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

“Environmental Law”	shall mean any Law relating to pollution or protection of human health, worker health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, Releases or threatened Releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

“ERISA”	shall mean the Employee Retirement Income Security Act of 1974, as amended.

“EU Market Abuse Regulation”	shall mean Regulation (EU) No 596/2014 of 16 April 2014 on market abuse as amended from time to time.

“Exchange Act”	shall mean U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC thereunder and any SEC Relief therefrom.

“FDA”	shall mean the United States Food and Drug Administration.

“FDCA”	shall mean the Federal Food, Drug and Cosmetic Act, as amended (21 U.S.C. § 301 et seq.), and all binding rules, regulations and guidelines promulgated thereunder.

“German Civil Code”	shall mean the German Civil Code (Bürgerliches Gesetzbuch) as amended from time to time.

“German Foreign Trade and Payments Act”	shall mean German Foreign Trade and Payments Act (Außenwirtschaftsgesetz) as amended from time to time.

“German Foreign Trade and Payments Ordinance”	shall mean German Foreign Trade and Payments Ordinance (Außenwirtschaftsverordnung) as amended from time to time.

“German Securities Trading Act”	shall mean the German Securities Trading Act (Wertpapierhandelsgesetz) as amended from time to time.

“German Stock Corporation Act”	shall mean the German Stock Corporation Act (Aktiengesetz) as amended from time to time.

“German Stock Exchange Act”	shall mean the German Stock Exchange Act (Börsengesetz) as amended from time to time.

“German Takeover Act”	shall mean German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) as amended from time to time.

“German Takeover Regulation”	shall mean German Takeover Regulation (WpÜG-Angebotsverordnung) as amended from time to time.

“German Transformation Act”	shall mean German Transformation Act (Umwandlungsgesetz) as amended from time to time.

“Global Trade Laws”	shall mean all applicable Laws governing the export, import and provision of goods (including technical data and technology) and services in the jurisdictions in which the Group Companies operate, including (a) the applicable Laws of the United States governing embargoes, sanctions, and boycotts, under the International Emergency Economic Powers Act (50 U.S.C. § 1701 et seq.), Trading with the Enemy Act (50 U.S.C. App. §§ 1-44), and all rules, regulations and

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executive orders relating to any of the foregoing, including regulations promulgated by the Office of Foreign Assets Control of the United States Department of the Treasury at 15 C.F.R. Parts 500-599 and by the U.S. Department of State; (b) all Laws governing the export, re-export, or transfer of goods, software, technology, or technical data, including the Export Administration Act of 1979 (50 U.S.C. App. §§ 2401-2420), the Export Control Reform Act of 2018 (Pub. L. 115-232), the Export Administration Regulations (15 C.F.R. Parts 730-774), the Arms Export Control Act (22 U.S.C. § 2778), and the International Traffic in Arms Regulations (22 C.F.R. § 120.1 et seq.); (c) the Foreign Trade Regulations (15 C.F.R. Part 30) administered by the Census Bureau; (d) all applicable Laws governing the importation of products, technology, technical data, and services, including those administered by United States Customs and Border Protection (19 C.F.R. Parts 1-199); (e) the antiboycott laws set forth in section 999 of the Internal Revenue Code, the Department of Treasury Guidelines concerning international boycotts promulgated thereunder, and Part 760 of the EAR; and (f) any other applicable Laws relating to the export and import activities of the Group Companies.

“Good Clinical Practices”	shall mean the standards for the design, conduct, performance, monitoring, auditing, recording, analysis, and reporting of clinical trials (including all applicable requirements relating to protection of human subjects), as set forth in the FDCA and applicable regulations promulgated by the FDA (including those contained in 21 C.F.R. Parts 11, 50, 54, 56 and 312) and such standards of good clinical practice (including all applicable requirements relating to protection of human subjects) as are required by a Healthcare Regulatory Authority in any other country, including applicable regulations or guidelines from the International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use, where any Group Company currently commercializes or intends to commercialize any Company Product after receipt of approval by the applicable Healthcare Regulatory Authority.

“Good Laboratory Practices”	shall mean the standards for conducting non-clinical laboratory studies, as set forth in the FDCA and applicable regulations promulgated by the FDA (including 21 C.F.R. Parts 11 and 58), as amended from time to time, and such standards of good laboratory practices as are required by Healthcare Regulatory Authorities in any other countries, including applicable regulations or guidelines from the International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use, where any Group Company currently commercializes or intends to commercialize any Company Product after receipt of approval by the applicable Healthcare Regulatory Authority, to the extent such standards are not less stringent than in the United States.

“Good Manufacturing Practices”	shall mean the standards for the manufacture, processing, packaging, testing, transportation, handling and holding of drug products, as set forth in the FDCA and applicable regulations promulgated by the FDA (including 21 C.F.R. Parts 11, 210, and 211), as amended from time to time, and such standards of good manufacturing practices as are required by Healthcare Regulatory Authorities in any other countries, including applicable regulations or guidelines from the International Conference on Harmonisation of Technical Requirements for

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Registration of Pharmaceuticals for Human Use, where any Group Company currently commercializes or intends to commercialize any Company Product after receipt of approval by the applicable Healthcare Regulatory Authority, to the extent such standards are not less stringent than in the United States.

“Governmental Authority”	shall mean (i) any government, governmental or quasi-governmental authority, entity, ministry, department, commission, board, agency or instrumentality, (ii) any court, tribunal, or judicial or arbitral body, whether federal, state, provincial, local or foreign and (iii) any body exercising or entitled to exercise any administrative, executive, judicial, legislative, regulatory or tax authority or power of any nature.

“Governmental Authorization”	shall mean any: permit, license, certificate, franchise, permission, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Law.

“Hazardous Materials”	shall mean any waste, material, or substance that is listed, regulated or defined under any Environmental Law and includes any pollutant, chemical substance, hazardous substance, hazardous waste, special waste, solid waste, asbestos, mold, radioactive material, polychlorinated biphenyls, petroleum or petroleum-derived substance or waste.

“Healthcare Laws”	shall mean any health care Law, in each case to the extent applicable to any of the Group Companies or any of the Company Products, including: (a) the FDCA; (b) the federal Medicare and Medicaid statutes (Title XVIII and Title XIX of the Social Security Act); (c) the Physician Payments Sunshine Act; (d) the federal Anti-Kickback Statute (42 U.S.C.A § 1320a7b(b)), Stark Law (42 U.S.C.A § 1395nn), False Claims Act (31 U.S.C.A § 3729 et seq.), and Civil Monetary Penalties Law (42 U.S.C. §§ 1320a-7a and 1320a-7b); (e) state pharmaceutical licensing, disclosure and reporting regulatory requirements; (f) the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information and Technology for Economic and Clinical Health Act; (g) all applicable Laws governing government pricing or price reporting programs and regulations promulgated thereunder, including the Medicaid Drug Rebate Program (42 U.S.C. § 1396r-8) and any state supplemental rebate program, the Public Health Service Act (42 U.S.C. § 256b), the VA Federal Supply Schedule (38 U.S.C. § 8126) or any state pharmaceutical assistance program or U.S. Department of Veterans Affairs agreement, and any successor government programs; (h) all other applicable Laws administered by the FDA and other applicable Healthcare Regulatory Authorities, including those governing or relating to Good Clinical Practices, Good Laboratory Practices, Good Manufacturing Practices, development, manufacture, approval, processing, and use of any Company Product; (i) regulations promulgated pursuant to any of the statutes in sub-clauses (a) through (i); and (j) any comparable non-U.S. laws.

“Incyte Purchase Agreement”	shall mean that certain Purchase Agreement, dated as of February 5, 2024, by and among MorphoSys AG, MorphoSys US Inc. and Incyte.

“Indebtedness”	shall mean, without duplication, (i) any indebtedness for borrowed money (including the issuance of any debt security) to any Person, including that portion of obligations with respect to any capital leases that is classified as a liability on a balance sheet in conformity with IFRS, (ii) any obligations evidenced by notes, bonds, debentures or

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similar Contracts for indebtedness for borrowed money owing to any Person other than a Group Company, (iii) any reimbursement obligations in respect of letters of credit and bankers’ acceptances (other than obligations in respect of letters of credit and bankers’ acceptances used as security for leases), (iv) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired,(v) any obligations under swaps, options, derivatives and other hedging agreements or arrangements that would be payable upon the termination thereof (assuming they were terminated on the date of determination), (vi) any guaranty of any such obligations described in clauses (i) through (v) of any Person other than a Group Company and (vii) any obligations described in clauses (i) through (vi) that are secured by Encumbrance on any of the assets of the Group Companies, whether or not assumed (other than, in any case, accounts payable to trade creditors and accrued expenses, in each case, arising in the ordinary course of business consistent with past practice).

“Intellectual Property Rights”	shall mean all intellectual property and industrial property rights of every kind and description throughout the world, including all (i) patents, patent applications and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof (“Patents”), (ii) trademarks, service marks, names, corporate names, trade names, logos, slogans, trade dress, design rights, and other similar designations of source or origin, together with the goodwill symbolized by any of the foregoing and applications and registrations (including Internet domain name registrations) for the foregoing (“Trademarks”), (iii) copyrights and copyrightable subject matter (“Copyrights”) including any applications and registrations for the foregoing, and (iv) trade secrets and confidential know-how, inventions, proprietary processes, formulae, models, and methodologies (“Trade Secrets”).

“IRC”	shall mean the U.S. Internal Revenue Code of 1986, as amended.

“IRS”	shall mean the U.S. Internal Revenue Service.

“Law”	shall mean any federal, state, regional, county and local law, statute, ordinance (Verwaltungsvorschrift), legally binding rule, directive or regulation (rechtlich bindende technische Norm oder Regelwerk), code, judgment, constitution, principle of common law, edict, treaty, ruling or directive or similar regulation of general applicability of any Governmental Authority (or under the authority of the Frankfurt Stock Exchange, Nasdaq or another stock exchange).

“Legal Proceeding”	shall mean any action, suit, complaint, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing or investigation commenced, brought, conducted or heard by or before any Governmental Authority.

“Material Adverse Effect”	shall mean any event, occurrence, circumstance, change or effect which, individually or when taken together with all other events, occurrences, circumstances, changes or effects which have occurred in the applicable determination period for a Material Adverse Effect, has had or would reasonably be expected to have a material adverse effect on the business, assets, condition (financial or otherwise) or results of operations of the Group Companies, taken as a whole; provided, however, that none of the following shall be deemed to constitute or be

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taken into account in determining whether there is, or would reasonably be expected to be, a Material Adverse Effect: (i) any change in the market price or trading volume of the Company’s stock or change in the Company’s credit ratings; provided that the underlying causes of any such change may be considered in determining whether a Material Adverse Effect has occurred to the extent not otherwise excluded by another exception herein; (ii) any event, occurrence, circumstance, change or effect resulting from the announcement, pendency or consummation of the Takeover (other than for purposes of any representation or warranty contained in Section 23 of Annex 17.1); (iii) any event, occurrence, circumstance, change or effect generally affecting the industries in which the Group Companies operate or in the economy generally or other general business, financial or market conditions; (iv) any event, occurrence, circumstance, change or effect arising directly or indirectly from or otherwise relating to fluctuations in the value of any currency or interest rates; (v) any event, occurrence, circumstance, change or effect arising directly or indirectly from or otherwise relating to any act of terrorism, war, national or international calamity, natural disaster, acts of god, epidemic, pandemic or any other similar event; (vi) the failure of the Company to meet internal or analysts’ expectations or projections; provided that the underlying causes of such failure may be considered in determining whether a Material Adverse Effect has occurred to the extent not otherwise excluded by another exception herein; (vii) any adverse effect arising from or otherwise relating to any action taken by a Group Company at the written direction of the Parent or any action specifically required to be taken by a Group Company under the Agreement, or the failure of a Group Company to take any action that such Group Company is specifically prohibited by the terms of the Agreement from taking to the extent the Parent fails to give its consent thereto after a written request therefor pursuant to Section 19.1 of the Agreement; (viii) any event, occurrence, circumstance, change or effect resulting or arising from the identity of, or any facts or circumstances relating to, the Parent, the Bidder or any of their respective Affiliates; (ix) any event, occurrence, circumstance, change or effect arising directly or indirectly from or otherwise relating to any change in, or any compliance with or action taken for the purpose of complying with any change in, any Law or IFRS (or interpretations of any Law or IFRS); or (x) any Legal Proceeding against the Company and/or its directors or officers relating to the Takeover; provided that any event, occurrence, circumstance, change or effect referred to in the foregoing clauses (iii), (iv), (v) and (ix) may be taken into account in determining whether there is, or would be reasonably expected to be, a Material Adverse Effect to the extent such event, occurrence, circumstance, change or effect disproportionately affects the Group Companies relative to other participants in the industries in which the Group Companies operate.

“Parent Material Adverse Effect”	shall mean any effect, change, event or occurrence that would or would reasonably be expected to, individually or in the aggregate, materially impair, prevent or materially delay the Parent’s or the Bidder’s ability to consummate the Takeover in a timely manner on the terms set forth herein.

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“Performance Share Unit Award”	shall mean a performance share unit award with respect to or the value of which is based on the value of Company Shares, whether or not granted under the Incentive plans.

“Permitted Encumbrance”	shall mean (a) any Encumbrance for Taxes (i) that are not due and payable or (ii) the validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves have been established, (b) any Encumbrance representing the rights of customers, suppliers and subcontractors in the ordinary course of business consistent with past practice under the terms of any Contracts to which the relevant Party is a party or under general principles of commercial or government contract law (including mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar liens granted or which arise in the ordinary course of business consistent with past practice), (c) any interest or title of a lessor under leases (other than capital leases) entered into by any of the Group Companies in the ordinary course of business, and any Encumbrance related thereto, (d) in the case of any Contract, Encumbrances that are restrictions against the transfer or assignment thereof that are included in the terms of such Contract, (e) non-exclusive licenses of or other grants of rights to use Intellectual Property Rights entered into in the ordinary course of business and (f) in the case of real property, Encumbrances that are easements, rights-of-way, encroachments, restrictions, conditions and other similar Encumbrances incurred or suffered in the ordinary course of business consistent with past practice and which, individually or in the aggregate, do not and would not materially impair the use (or contemplated use), utility or value of the applicable real property or otherwise materially impair the present or contemplated business operations at such location, or zoning, entitlement, building and other land use regulations imposed by Governmental Authorities having jurisdiction over such real property or that are otherwise set forth on a title report.

“Person”	shall mean any individual, Entity or Governmental Authority.

“Personally Identifiable Information”	shall mean any information that, alone or in combination with other information held by the Group, can be used to identify an individual person or any individually identifiable health information or information that is otherwise defined as “personal data” or “personal information” under applicable Laws.

“Registered Company IP”	shall mean all (i) issued Patents and Patent applications; (ii) Trademark registrations and applications (including Internet domain name registrations); and (iii) Copyright registrations and applications that constitute Company IP.

“Registered Licensed IP”	shall mean all Company Licensed IP that constitutes Registered Company IP.

“Registered Owned IP”	shall mean all Company Owned IP that constitutes Registered Company IP.

“Regulatory Permit”	shall mean all investigational new drug applications, new drug applications, supplemental new drug applications, abbreviated new drug applications, biologic license applications, as defined in 21 C.F.R. § 601.2, establishment registrations, as defined in 21 C.F.R. § 207, and product listings, as defined in 21 C.F.R. § 207, all supplements or amendments thereto, and all comparable Governmental Authorizations.

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“Release”	shall mean any presence, emission, spill, seepage, leak, escape, leaching, discharge, injection, pumping, pouring, emptying, dumping, disposal, migration, or release of Hazardous Materials from any source into or upon the environment, including the air, soil, improvements, surface water, groundwater, the sewer, septic system, storm drain, publicly owned treatment works, or waste treatment, storage, or disposal systems.

“Representatives”	shall mean, with respect to any Person, any of its Affiliates and its and their respective officers, directors, employees, attorneys, accountants, investment bankers, consultants, agents, financial advisors, other advisors and other representatives.

“Restricted Stock Unit Award”	shall mean a restricted stock unit award with respect to or the value of which is based on the value of Company Shares, whether or not granted pursuant to the Incentive Plans.

“Sanctioned Person”	shall mean any Person, aircraft, or vessel that is the subject or target of sanctions or restrictions under the Global Trade Laws, including any Person: (a) listed on any list of sanctioned persons maintained by the United States, United Nations Security Council, the UK, the EU, or an EU member state, including, but not limited to, (i) the “Specially Designated Nationals and Blocked Persons” list maintained by the U.S. Office of Foreign Assets Control, the Consolidated List of Financial Sanctions Targets maintained by His Majesty’s Treasury, or the Consolidated List of Persons, Groups and Entities Subject to EU Financial Sanctions maintained by the European Commission or (ii) the Entity List or Military End User List maintained by the U.S. Department of Commerce’s Bureau of Industry and Security; (b) located in, resident in, or incorporated in, a Sanctioned Territory; and (c) any Person that is controlled, acting on behalf of, or 50% or more owned, directly or indirectly, individually or in the aggregate, by any such Person or Persons described in subclauses (a)-(b) of this definition.

“Sanctioned Territory”	shall mean any country or territory which is itself the subject or target of any country-wide or territory-wide comprehensive economic sanctions at any point over the previous five years, including, but not limited to, Cuba, Iran, North Korea, Syria, or the Crimea and so-called Donetsk People’s Republic and Luhansk People’s Republic regions of Ukraine.

“Securities Act”	shall mean U.S. Securities Act of 1933, as amended, and the rules and regulations of the SEC thereunder and any SEC Relief therefrom.

“SEC”	shall mean U.S. Securities and Exchange Commission.

“Stock Option”	shall mean a compensatory option to purchase Company Shares, whether or not granted pursuant to the Incentive Plans.

“Subsidiary	An Entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns, beneficially or of record, (a) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body, or (b) at least 50% of the outstanding equity or financial interests of such Entity.

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“Tax”	shall mean any tax (including any net income tax, gross income tax, franchise tax, capital gains tax, gross receipts tax, gross profits tax, branch profits tax, value-added tax, surtax, estimated tax, employment tax, unemployment tax, national health insurance tax, excise tax, estimated tax, alternative or minimum tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, service tax, property tax, business tax, withholding tax or payroll tax), levy, assessment, tariff, impost, imposition, duty (including any customs duty) or other tax or charge of any kind whatsoever, imposed, assessed or collected by or under the authority of any Governmental Authority, together with any interest, penalties, inflationary adjustments, additions to tax, fines or other additional amounts imposed thereon, with respect thereto, or related thereto.

“Tax Return”	shall mean any return (including any information return), report, statement, declaration, estimate, schedule, form, election, certificate or other document or information filed or required to be filed with any Governmental Authority in connection with the determination, assessment, collection or payment of any Tax and any attachments thereto or amendments thereof.

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The following other terms shall have the meanings as specified on the page of this Agreement indicated below:

2024 Incentive Plans	7
2024 Performance Share Unit Program	7
2024 Restricted Stock Unit Program	7
Acceptance Period	11
Ad Hoc Announcement	8
ADS	6
Affiliate	1
Agreement	4
Anti-Corruption Laws	1
Antitrust Laws	1
Assumption of Defense	41
BaFin	1
Bank	32
Beneficiary	40
Bidder	4
Bidder Entities	5
Bidder Group	5
Bidder Representations	25
Bidder’s Knowledge	1
Breach	40
Business Day	1
Capitalization Date	1
Closing	14
Closing Conditions	12
Company	4
Company Disclosure Letter	25
Company IP	1
Company Reports	25
Company Representations	25
Company Returns	13
Company Shares	6
Company Termination Fee	38
Company’s Knowledge	1
Company’s Products	1
Competing Offer	15
Competing Transaction	15
Conditional Conversion Right	6
Confidentiality Agreement	43
Contract	2
Convertible Bonds	6
Convertible Put Right	6
Copyrights	6
Data Privacy and Security Requirements	2
Delisting	24
Determination Notice	36
Development Funding Bonds	6
Employee Plan	2
Encumbrance	2
Entity	2
Environmental Law	3
ERISA	3

EU Market Abuse Regulation	3
Exchange Act	3
FDA	3
FDCA	3
Fiduciary Duties	16
Financing Confirmation Commitment Letter	32
German Civil Code	3
German Foreign Trade and Payments Act	3
German Foreign Trade and Payments Ordinance	3
German Securities Trading Act	3
German Stock Corporation Act	3
German Stock Exchange Act	3
German Takeover Act	3
German Takeover Regulation	3
German Transformation Act	3
Good Clinical Practices	4
Good Laboratory Practices	4
Good Manufacturing Practices	4
Governmental Authority	5
Governmental Authorization	5
Group	5
Group Companies	5
Hazardous Materials	5
Healthcare Laws	5
Healthcare Regulatory Authority	11
HSR Act	12
IFRS	3
Incentive Plans	7
Indebtedness	5
Indemnification Defense	40
Indemnity Agreements	22
Independent Expert	13
Intellectual Property Rights	6
IRC	6
IRS	6
Law	6
Leased Real Property	5
Legal Integration Measure	24
Legal Proceeding	6
Legal Restraint	36
Longstop Date	35
Losses	40
Management Board	5
Material Adverse Effect	6
Material Compliance Violationy	13
Material Contract	7
Maximum Amount	41
Minimum Acceptance Condition	12
Non-U.S. Plan	18
Offer Announcement	8

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Offer Document	8
Offer Documents	9
Offer Price	11
Parent	4
Parent Material Adverse Effect	7
Parent Termination Fee	38
Parties	4
Party	4
Patents	6
Performance Share Unit Programs	7
Permitted Encumbrance	8
Person	8
Personally Identifiable Information	8
Pre-Closing Period	26
Press Releases	8
Reasoned Statement	17
Recall	12
Registered Licensed IP	8
Registered Owned IP	8
Regulatory Clearances	12
Regulatory Closing Conditions	35
Regulatory Permit	8
Release	9
Remuneration Modifications	21, 23
Replacement Bidding Entity	44
Representatives	9

Restricted Stock Unit Programs	7
Sarbanes-Oxley Act	3
Schedule 14D-9	17
Schedule TO	9
SEC	9
SEC Relief	10
Securities Act	9
Settlement Deferral	21
Severance Payments	21
Specified Date	45
Specified Governmental Authority	13
Stock Option Programs	7
Subsidiary	9
Superior Offer	16
Supervisory Board	5
Supplemental Information	10
Support Arrangement	23
Takeover	5
Takeover Law	31
Takeover Offer	5
Tax	10
Tax Return	10
Third-Party Claim	41
Trade Secrets	6
Trademarks	6
Treasury Shares	6

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ANNEX 17.1 (COMPANY REPRESENTATIONS)

Capitalized but undefined terms used in this Annex 17.1 have the meanings set forth in the Agreement.

1.	Due Organization; Subsidiaries

(a)

The Company is a stock corporation duly organized and validly existing under the laws of Germany, and the Company’s only Subsidiaries are set forth on Section 1(a) of the Company Disclosure Letter. Each Group Company has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; and (ii) to own and use its assets in the manner in which its assets are currently owned and used. Each Group Company is qualified or licensed to do business as a foreign corporation, and is in good standing, in each jurisdiction where the nature of its business requires such qualification or licensing, except where such failure does not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)

The Company owns beneficially and of record all of the outstanding shares of capital stock or ordinary shares of the other Group Companies, free and clear of all Encumbrances and transfer restrictions, except for Encumbrances or transfer restrictions of general applicability as may be provided under applicable securities laws. Except for the shares of capital stock or ordinary shares of the other Group Companies held by the Company, no Group Company owns, directly or indirectly, any capital stock or equity interests in, or subscriptions, options, calls, warrants or rights (whether or not currently exercisable) to acquire, or other securities convertible into or exchangeable or exercisable for, any capital stock or equity interests of any Entity.

2.	Certificate of Incorporation and Bylaws

The Company has delivered or made available to the Parent copies of the articles of association, certificate of incorporation, bylaws and other applicable charter and organizational documents of each Group Company and the Depositary Agreement, including all amendments thereto, as in effect on the date hereof, and such organizational documents or agreements are in full force and effect and no Group Company is in violation in any material respect thereof.

3.	Capitalization

(a)

As of the close of business on January 11, 2024 (the “Capitalization Date”), the registered share capital (Grundkapital) of the Company amounts to EUR 37,655,137.00 and is divided into 37,655,137.00 Company Shares, of which 7,545,606 shares were deposited pursuant to the Depositary Agreement and represented by 30,182,424 ADSs. There are no Company Shares without voting rights and no Company Shares without dividend rights, and except for the Company Shares, the Company has not issued any other shares. As of the closing of business on the Capitalization Date, the Company holds 53,685 Treasury Shares. All of the outstanding shares of the capital stock of the Company have been duly authorized and validly issued and are fully paid and nonassessable. Each ADS represents one quarter (1/4) of a deposited Company Share pursuant to the Depositary Agreement.

(b)	All of the outstanding shares of the capital stock of the Company’s Subsidiaries have been duly authorized and validly issued and are fully paid and nonassessable.

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(c)

(i) None of the outstanding shares of capital stock of the Group Companies are entitled or subject to any preemptive right, right of repurchase or forfeiture, right of participation, right of maintenance or any similar right, subject to the German Stock Corporation Act; (ii) none of the outstanding shares of capital stock of the Group Companies are subject to any right of first refusal in favor of any Group Company; (iii) there are no outstanding bonds, debentures, notes or other indebtedness of any Group Company having a right to vote on any matters on which the stockholders of the Group Companies have a right to vote; and (iv) there is no Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any shares of capital stock of the Group Companies. No Group Company is under any obligation, or bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of capital stock of the Group Companies. There are no accrued and unpaid dividends with respect to any outstanding shares of capital stock of the group Companies. The ADSs constitute the only outstanding class of securities of the Company registered under the Securities Act.

(d)

There are no issued, reserved for issuance, outstanding or authorized stock option, stock appreciation, phantom stock, profit participation or similar rights or equity-based awards with respect to any Subsidiary of the Company.

(e)

As of the close of business on the Capitalization Date: (i) 301,228 Company Shares were subject to issuance pursuant to Stock Options granted and outstanding under the Incentive Plans, (ii) 757,376 Company Shares were subject to issuance pursuant to Restricted Stock Unit Awards granted and outstanding under the Incentive Plans, (iii) 1,741,250 Company Shares were subject to issuance pursuant to Performance Share Units Awards granted and outstanding under the Incentive Plans. From the Capitalization Date to the execution of this Agreement, the Company has not issued any Company Shares, except pursuant to the exercise of Stock Options or the settlement of Restricted Stock Unit Awards or Performance Share Unit Awards, that were in each case outstanding as of the Capitalization Date, in accordance with their respective terms.

(f)

Each Company Incentive Award (i) was granted in compliance with applicable Law and all of the terms and conditions of the Incentive Plan pursuant to which it was issued, (ii) was evidenced by a written award agreement substantially in one of the forms that have been made available to the Parent and (iii) has not triggered any liability for the holder thereof under IRC Section 409A.

(g)

The Company has made available to the Parent an accurate and complete list, as of the Capitalization Date, of all Persons (by name or identification number) who hold outstanding Company Incentive Awards as of the close of business on the Capitalization Date, indicating, with respect to each Company Incentive Award, the Incentive Plan under which such Company Incentive Award was granted, the number of Company Shares subject thereto, the date of grant, the vesting schedule, the per Company Share exercise price (if applicable) and the expiration date (the “Company Incentive Award Schedule”). The Company shall provide Parent with an updated Company Incentive Award Schedule within three (3) business days prior to the anticipated date of the Closing to reflect any changes occurring between the Capitalization Date and the applicable date of delivery.

(h)

As of the close of business on the Capitalization Date, the aggregate outstanding principal amount of the Convertible Bonds was EUR 262,100,000.00 and the conversion price of the Convertible Bonds was EUR 131.29.

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(i)

Except as set forth in this Section 3 (including Section 3 of the Company Disclosure Letter), there are no: (i) outstanding shares of capital stock of or other securities of any Group Company; (ii) outstanding subscriptions, options, calls, warrants or rights (whether or not currently exercisable) to acquire any shares of the capital stock, option, restricted stock unit, stock-based performance unit or any other right that is linked to, or the value of which is in any way based on or derived from the value of any shares of capital stock or other securities of any Group Company, in each case other than derivative securities not issued by a Group Company; (iii) outstanding securities, instruments, bonds, debentures, notes or obligations that are or may become convertible into or exchangeable for any shares of the capital stock or other securities of any Group Company; or (iv) stockholder rights plans (or similar plans commonly referred to as a “poison pill”),Contracts or other plans or arrangements under which any Group Company is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities.

4.	SEC Filings; Financial Statements

(a)

Since January 1, 2021, the Company has filed or furnished on a timely basis all Company Reports. As of their respective dates, or, if amended prior to the date of the Agreement, as of the date of (and giving effect to) the last such amendment (and, in the case of registration statements and proxy statements, on the date of effectiveness and the dates of the relevant meetings, respectively), the Company Reports complied in all material respects with the requirements of German corporate and European securities laws, the Securities Act, the Exchange Act or the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), as the case may be, and the rules and regulations of the SEC and other Governmental Authorities promulgated thereunder applicable to those Company Reports, and, except to the extent that information contained in such Company Report has been revised, amended, modified or superseded (prior to the date of the Agreement) by a later filed Company Report, none of the Company Reports when filed or furnished contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)

The financial statements (including any related notes and schedules) contained or incorporated by reference in the Company Reports: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with International Financial Reporting Standards (“IFRS”) applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim financial statements, as may be permitted by the SEC); and (iii) fairly presented, in all material respects, the financial position of the Company as of the respective dates thereof and the results of operations and cash flows of the Company for the periods covered thereby (subject, in the case of the unaudited financial statements, to the absence of notes and to normal and recurring year-end adjustments).

(c)

The Company maintains a system of internal control over financial reporting (as defined in Rule 13a-15 under the Exchange Act and Section 91 para. 3 German Stock Corporation Act) which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and that receipts and expenditures are being made only in accordance with authorizations of management; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company that could have a material

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effect on the financial statements. The Company’s management has completed an assessment of the effectiveness of the Company’s system of internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and Section 107 para. 3 German Stock Corporation Act for the fiscal year ended December 31, 2022, and, except as set forth in the Company Reports filed prior to the date of the Agreement, that assessment concluded that those controls were effective. To the Company’s Knowledge, since January 1, 2023, neither the Company nor the Company’s independent registered accountant has identified or been made aware of: (1) any significant deficiency or material weakness in the design or operation of the internal control over financial reporting utilized by the Company, which is reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information or (2) any fraud, whether or not material, that involves the management or other employees of the Company who have a significant role in the Company’s internal control over financial reporting.

(d)

The Company maintains disclosure controls and procedures as defined in and required by Rule 13a-15 or 15d-15 under the Exchange Act that are reasonably designed to ensure that all information required to be disclosed in the Company’s reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to enable the principal executive officer of the Company and the principal financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports. The Company is in compliance in all material respects with all current listing and corporate governance requirements of the German corporate and European securities laws, Frankfurt Stock Exchange and Nasdaq.

(e)

None of the Group Companies is a party to, nor does any Group Company have any obligation or other commitment to become a party to, “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act) where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, such Group Company in the Company Reports.

(f)

As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC or any other Governmental Authorities with respect to the Company Reports. None of the Company Reports is the subject of ongoing SEC or any other Governmental Authorities review and there are no inquiries or investigations by the SEC or any other Governmental Authorities or any internal investigations pending or threatened, in each case regarding any accounting practices of the Company.

5.	Absence of Changes; No Material Adverse Effect

(a)	From December 31, 2022 through the date of the Agreement:

(i)

except for discussions, negotiations and activities related to the Agreement or other potential strategic transactions, the Group Companies have operated in all material respects in the ordinary course of business consistent with past practice; and

(ii)	there has not occurred any event, occurrence, circumstance, change or effect that, individually or in the aggregate, has had or would reasonably be expected to have, a Material Adverse Effect.

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(b)

From June 30, 2023 through the date hereof, there has not been any action taken by any of the Group Companies that, if taken during the Pre-Closing Period, would constitute a breach of, or require consent of Parent under, clauses (i), (iii), (iv), (v), (vi), (vii), (viii), (xi), (xii), (xiii), (xv), (xvii), (xviii), (xix), (xx), (xxi), (xxii) or (xxiii) (solely with respect to the foregoing clauses) of Section 19.1(b).

6.	Title to Assets

Each Group Company has good and valid title to or, in the case of leased or licensed assets, a valid and enforceable leasehold interest in or license to, all assets (excluding Intellectual Property Rights and Leased Real Property) owned, leased or licensed by it as of the date hereof, free and clear of any Encumbrances (other than Permitted Encumbrances), and such assets (together with Intellectual Property Rights and Leased Real Property) are sufficient, in all material respects, to carry on the business of such Group Company as currently conducted.

7.	Real Property

(a)	The Group Companies do not own any real property, have never owned any real property and are not party to any Contract to purchase or sell any real property.

(b)

Section 7(b) of the Company Disclosure Letter sets forth an accurate and complete list, as of the date hereof, of all real property currently leased, subleased or licensed by or from the Group Companies or otherwise used or occupied by the Group Companies. The Group Companies hold valid and existing leasehold interests in the real property that is leased or subleased by the Group Companies from another Person (the “Leased Real Property”), free and clear of all Encumbrances other than Permitted Encumbrances, in each case, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Since January 1, 2021, no Group Company has received any written notice or, to the Company’s Knowledge, oral notice regarding pending or threatened condemnation of any portion of the Leased Real Property or building, fire or zoning code violations with respect to the Leased Real Property.

8.	Intellectual Property

(a)

Section 8(a) of the Company Disclosure Letter sets forth a complete and accurate list of all: (i) issued Patents and Patent applications; (ii) Trademark registrations and applications (including Internet domain name registrations); and (iii) Copyright registrations and applications, in each case of the foregoing clauses (i), (ii) and (iii), that is Company IP as of the date hereof and includes, for each such item of Company IP: (A) the record owner thereof, (B) the jurisdiction in which such item of Company IP has been registered or filed and (C) the applicable application, registration or serial number and date filed. The issued Patents and registered Trademarks included in the Company IP are subsisting and, to the Company’s Knowledge, valid and enforceable. Inventorship of the inventions claimed in the Patents and Patent applications within the Registered Owned IP and, to the Company’s Knowledge, the Registered Licensed IP is properly identified on such Patents. All necessary registration, maintenance, renewal and other relevant filing fees have been timely paid and all necessary documents and certificates in connection therewith have been timely filed with the relevant Patent, Trademark, Copyright, domain name or other authorities in the U.S. or non-U.S. jurisdictions, as applicable, for the purpose of maintaining such in full force and effect the Registered Owned IP and, to the Company’s Knowledge, the Registered Licensed IP, in each case, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. As of the date hereof, no Legal Proceeding (other than routine examination proceedings with respect to pending applications) is

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pending or, to the Company’s Knowledge, threatened in writing, against any Group Company, in which the scope, validity, ownership or enforceability of any Registered Company IP is being contested or challenged, except as would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

(b)	The Group Companies are the sole and exclusive owners or valid licensees of all Company IP, free and clear of all Encumbrances other than Permitted Encumbrances.

(c)

No funding, facilities or personnel of any Governmental Authority or any university, college, research institute or other educational institution is being, or has been, used to create, in whole or in part, Company Owned IP or, to the Company’s Knowledge, Company Licensed IP, except for any such funding or use of facilities or personnel that does not result in such Governmental Authority or institution obtaining ownership of or other rights in or to such Intellectual Property Rights, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(d)

The Group Companies have taken reasonable steps to maintain the confidentiality of and otherwise protect and enforce their rights in all Trade Secrets in the possession of a Group Company, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(e)

As of the date hereof, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) no Legal Proceeding is pending (or, to the Company’s Knowledge, is being threatened in writing) against a Group Company and (ii) since January 1, 2021, no Group Company has received any written notice from any Person, in each case, alleging any such infringement, misappropriation or other violation.

(f)

To the Company’s Knowledge, except as would not reasonably expected to have, individually or in the aggregate, a Material Adverse Effect, no Person is infringing, misappropriating or otherwise violating, and, since January 1, 2021, no Person has infringed, misappropriated or otherwise violated, any Company IP. As of the date hereof, no Legal Proceeding is pending or threatened in writing by a Group Company alleging any such infringement, misappropriation or other violation, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(g)

Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each Group Company has executed valid and enforceable written agreements with each of its past and present directors, officers, employees, consultants and independent contractors who have created or developed or are creating or developing for or on behalf of such Group Company any Company Owned IP in the course of such Person’s employment or retention thereby, pursuant to which such Person has (i) agreed to confidentiality obligations for all confidential information of such Group Company, and (ii) presently assigned to such Group Company all of such Person’s right, title and interest in and to all such Company Owned IP, except to the extent ownership of such Company Owned IP vests initially in such Group Company by operation of law. There is no material uncured breach by any Group Company or, to the Company’s Knowledge, the counterparty, under any such agreement, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. No current or former director, officer, employee or contractor of, or consultant to, any Group Company or, to the Company’s Knowledge, any third party licensor of any Company Licensed IP, has asserted any written claim alleging that they own or have any right or interest to or in any Company IP, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

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(h)

The Group Companies and, to the Company’s Knowledge, all third party licensors of any Company Licensed IP have complied in all material respects with any and all obligations pursuant to the Patent and Trademark Law Amendments Act, 35 U.S.C. § 200 et seq., the Bayh-Dole Act, or other similar applicable obligations under the Laws of any applicable jurisdiction, including with respect to any Patents that are part of the Company IP, in each case, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(i)

Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (i) the computer systems, including the software, firmware, hardware, networks, interfaces, platforms and related systems, owned, leased or licensed by any of the Group Companies (collectively, the “Company Systems”) operate and perform as required by the Group Companies in connection with the conduct of the Group Companies’ business as presently conducted, (ii) to the Company’s Knowledge, since January 1, 2021, there have been no failures, breakdowns, continued substandard performance or other adverse events affecting any such Company Systems that have caused or could reasonably be expected to result in the substantial disruption or interruption in or to the use of such Company Systems or the conduct of the business of the Group Companies as presently conducted, and (iii) to the Company’s Knowledge, since January 1, 2021, there have not been any incidents of unauthorized access or other security breaches of the Company Systems.

(j)

Each Group Company has complied in all material respects with all Data Privacy and Security Requirements. To the Company’s Knowledge, no Group Company has experienced any material data security breaches or security incidents resulting in the unauthorized access, acquisition or disclosure of Personally Identifiable Information. No Group Company has received or has been subject to, any complaints, audits, proceedings, investigations or claims conducted or asserted by any other Person (including any Governmental Authority) regarding any (x) collection, storage, sharing, transfer, disposition, protection, processing or other use of any Personally Identifiable Information or (y) violation of any Data Privacy and Security Requirements, and to the Company’s Knowledge, no such actions related to the foregoing (x) and (y) are pending. Except as would not reasonably be expected to have individually or in the aggregate, a Material Adverse Effect, the consummation of the Takeover will not violate any Data Privacy and Security Requirement applicable to any Group Company, and to the Company’s Knowledge, each Group Company shall have the right to process Personally Identifiable Information immediately following the Closing in the same manner as such Group Company had immediately prior thereto. Each Group Company has at all times taken all steps reasonably necessary, including implementing and monitoring appropriate physical, administrative, and technical safeguards and monitoring its compliance with such measures, to ensure that all Personally Identifiable Information is protected against loss and against unauthorized access, use, modification or disclosure in accordance with Data Privacy and Security Requirements.

9.	Contracts

Section 9 of the Company Disclosure Letter identifies each Contract (including any amendments thereto or waivers thereunder) to which any Group Company is a party, or by which it is bound, that constitutes a Material Contract as of the date hereof. For purposes of the Agreement, each of the following (excluding any Employee Plan) to which any Group Company is a party or by which it is bound constitutes a “Material Contract”:

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(a)

any Contract that is a settlement, conciliation or similar agreement and pursuant to which (A) a Group Company will be required after the date of the Agreement to pay any monetary obligations or (B) that contains material obligations or limitations on such Group Company’s conduct;

(b)

any Contract between any Group Company and any third Person (A) limiting the freedom or right of any Group Company or that, upon the Closing, would limit the freedom or right of Parent or any Affiliate of Parent, to engage in any line of business or to compete with any other Person in any location or line of business, (B) containing any “most favored nations” terms and conditions (including with respect to pricing) granted by any Group Company, (C) containing exclusivity obligations or otherwise materially limiting the freedom or right of any Group Company or, upon the Closing, Parent or any Affiliate of Parent to research, develop, use, sell, distribute or manufacture any products or services for any other Person, (D) granting another Person exclusive rights to research, develop, use, sell, distribute or manufacture any Company Product other than on behalf of a Group Company, (E) requiring a Group Company to purchase a minimum quantity of goods or supplies (other than, for clarity, purchase orders providing for a specified quantity of any such goods or supplies), or (F) containing any rights of first refusal, rights of first negotiation or similar obligations or restrictions in favor of any other Person;

(c)

any Contract that requires by its terms or is reasonably expected to require the payment or delivery of cash or other consideration to any Group Company in an amount having an expected value in excess of EUR 500,000 in the fiscal year ending December 31, 2024 or any subsequent fiscal year or by any Group Company in an amount having an expected value in excess of EUR 1,000,000 in the fiscal year ending December 31, 2024 or any subsequent fiscal year, in each case excluding commercially available off-the-shelf software licenses and Software-as-a-Service offerings;

(d)	any Contract relating to Indebtedness of any Group Company in an aggregate principal or committed amount in excess of EUR 500,000 (whether incurred, assumed, guaranteed or secured by any asset);

(e)

any Contract between a Group Company and a third Person (A) for the disposition of any material assets or business of the Group Companies or (B) for the acquisition of a material portion of the assets or business of any third Person (whether by merger, sale of stock or assets or otherwise), in each case of (A) or (B) that is pending or contains continuing indemnities or other material obligations or any continuing “earn out” or other contingent payment obligations on the part of a Group Company;

(f)	any Contract between any Group Company and any third Person constituting a joint venture, collaboration, partnership or similar revenue sharing arrangement;

(g)

any Contract that by its express terms requires a Group Company, or any successor to, or acquirer of, a Group Company, to make any payment to another Person or incur any other obligation as a result of a change of control of such Group Company or gives another Person a right to receive or elect to receive such a payment;

(h)	any Contract pursuant to which any Group Company leases, subleases, occupies or otherwise uses any Leased Real Property;

(i)

any Contract that prohibits the declaration or payment of dividends or distributions in respect of the capital stock of a Group Company, the pledging of the capital stock or other equity interests of a Group Company or the issuance of any guaranty by a Group Company;

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(j)

any Contract pursuant to which (a) a Group Company is granted a license or other right under any material Intellectual Property Right owned by any third party or (b) a Group Company grants a third party a license or other right to any material Company IP, in each case of the foregoing clauses (a) and (b), other than material transfer agreements, clinical trial agreements, nondisclosure agreements, services agreements, generally commercially available software or technology agreements and other Contracts in which the grant of rights to use Intellectual Property Rights are incidental to and not material to performance under the Contract, in each case, entered into in the ordinary course of business;

(k)

any Contract with any academic institution or Governmental Authority that provides for the provision of funding to or by any Group Company for research and development activities with respect to any Company Product;

(l)

any Contract pursuant to which any Group Company has milestone or similar contingent payments obligations, including upon the achievement of development, regulatory or commercial milestones, or pursuant to which any Group Company is obligated to pay royalties or other amounts calculated based upon any sales, revenue or income of such Group Company;

(m)

any Contract under which any third party (i) provides material research or development services with respect to any Company Product or (ii) manufactures or supplies any Company Product or any material component of any Company Product for or on behalf of any Group Company, in each case of the foregoing clauses (i) and (ii) that (A) is reasonably expected to require the payment or delivery of cash or other consideration by any Group Company in an amount having an expected value in excess of EUR 1,000,000 in the fiscal year ending December 31, 2024 or (B) if terminated or not renewed, would reasonably be expected to have a material and adverse effect on any Company Product;

(n)	any Contract requiring a Group Company to use commercially reasonable (or similar) efforts related to the research, development, use, sale, distribution or manufacture of any Company Product;

(o)

any other Contract that is currently in effect and has been filed (or is required to be filed) by the Company as an exhibit pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act;

(p)

any Contract with any Affiliate (other than another Group Company), director, executive officer (as such term is defined in the Exchange Act), Person holding 5% or more of the Company Shares, or, to the Company’s Knowledge, any Affiliate (other than another Group Company) or immediate family member of any of the foregoing;

(q)

any indemnification or other similar Contract that provides rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Closing (whether asserted or claimed prior to, at or after the Closing) in favor of any current or former director, officer or employee of any Group Company; and

(r)	the Incyte Purchase Agreement.

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As of the date hereof, the Company has either delivered or made available to the Parent a copy of each Material Contract (including any amendments thereto or waivers thereunder) or has publicly made available such Material Contract in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC. No Group Company nor, to the Company’s Knowledge, any other party thereto is in material breach of, or material default under, any Material Contract and no Group Company, or to the Company’s Knowledge, any other party to a Material Contract has taken or failed to take any action that with or without notice, lapse of time or both would constitute a material breach of or material default under any Material Contract. Each Material Contract is, with respect to the Group Companies and, to the Company’s Knowledge, each other party thereto, a valid and binding agreement in full force and effect, enforceable in accordance with its terms, except as such enforcement may be subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights, and by general equitable principles. Since January 1, 2021, the Group Companies have not received any written notice regarding any termination or cancellation of any Material Contract or any material violation or breach or default under any Material Contract that has not since been cured.

10.	Liabilities

The Group Companies do not have any liabilities (whether accrued, absolute, contingent or otherwise) which would be required to be reflected or reserved against on a consolidated balance sheet of the Company prepared in accordance with IFRS or the notes thereto, except for: (i) liabilities reflected or reserved against in the financial statements or notes thereto included in the or Company Reports filed prior to the date of the Agreement; (ii) liabilities or obligations incurred pursuant to the terms of the Agreement; (iii) liabilities for performance of obligations under Contracts binding upon the Group Companies (other than resulting from any breach thereof) either delivered or made available to the Parent prior to the date of the Agreement or entered into in the ordinary course of business consistent with past practice; (iv) liabilities incurred in the ordinary course of business consistent with past practice since June 30, 2023; and (v) liabilities that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

11.	Compliance with Laws

(a) The Group Companies are, and since January 1, 2021 have been, in compliance with all applicable Laws and, since January 1, 2021, no Group Company has been given written notice of, or been charged with, any violation of, any applicable Law, in each case, except as would not be, individually or in the aggregate, material to the Group Companies taken as a whole.

(b) For each of the past five (5) years, each Group Company has been in compliance with all applicable Global Trade Laws. No Group Company nor any Group Company’s Representative is a Sanctioned Person. In the past five (5) years, no Group Company nor any Group Company Representative has done business, directly or indirectly, with a Sanctioned Person or any Sanctioned Territory, nor had any dealings that could reasonably be expected to result in a Group Company or Group Company Representative becoming targeted by Global Trade Laws. In the past five (5) years, no Group Company has, in connection with or relating to the business of any Group Company, (A) received from any Governmental Authority any notice or (B) made any disclosure to a Governmental Authority or been the subject of any internal or external investigation, suit, order, audit, or allegation, in all cases concerning any actual or potential violations concerning Global Trade Laws. The Group Companies have instituted and maintain policies and procedures reasonably designed to ensure compliance with Global Trade Laws.

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12.	Regulatory Matters

(a)

Except as would not reasonably be expected to be material to the Group Companies, taken as a whole, each Group Company is, and since January 1, 2021 has been, in compliance with all Healthcare Laws, in each case as applicable to the operation of its business. No Group Company nor, to the Company’s Knowledge, any other Person that has performed or is performing any material research, development, manufacturing, distribution or other services or activities on behalf of a Group Company or otherwise with respect to a Company Product, in each case, to the extent acting in such capacity (each, a “Collaboration Partner”) is, or since January 1, 2021 has been, subject to any enforcement, regulatory or administrative proceedings against such Group Company or Collaboration Partner alleging non-compliance with any Healthcare Laws, and no Group Company nor, to the Company’s Knowledge, any Collaboration Partner has received any written, oral or other notification or communication from the FDA or any other Governmental Authority performing functions similar to those performed by the FDA (each a “Healthcare Regulatory Authority”) alleging any material non-compliance with any Healthcare Law, including any (i) FDA Form 483 or warning letter or (ii) “Notice of Adverse Findings” from the FDA or similar notice from any other Healthcare Regulatory Authority.

(b)

The Group Companies hold all Regulatory Permits required for their business as currently conducted, and each such Regulatory Permit is valid and in full force and effect. The Group Companies are and, since January 1, 2021, have been in compliance in all material respects with the terms and requirements of such Regulatory Permits. Since January 1, 2021, (i) no deficiencies have been asserted in writing by any Healthcare Regulatory Authority with respect to any Regulatory Permits of the Group Companies, and (ii) none of the Group Companies has received written notice that any Regulatory Permit will not or is likely not to be issued, renewed or extended.

(c)

To the Company’s Knowledge, all preclinical and clinical investigations sponsored or conducted by or on behalf of the Group Companies (including by Collaboration Partners) have been and are being conducted in material compliance with applicable Healthcare Laws, including Good Clinical Practices, Good Laboratory Practices and Good Manufacturing Practices and federal and state laws, rules, regulations and binding guidance restricting the use and disclosure of individually identifiable health information. No Group Company nor, to the Company’s Knowledge, any of their Collaboration Partners has received any written notice or other correspondence from any Healthcare Regulatory Authority with respect to any clinical or pre-clinical studies or tests requiring or recommending a clinical hold or the termination, suspension or material modification of such studies or tests.

(d)

The Group Companies have filed with the FDA and any other applicable Healthcare Regulatory Authorities all required material filings, declarations, listings, registrations, reports, applications (including supplemental applications) or submissions, including adverse event reports, and any required updates, corrections or modifications to each of the foregoing. All such filings, declarations, listings, registrations, reports, applications, and submissions were in material compliance with applicable Healthcare Laws when filed (or were corrected or completed in a subsequent filing), and no deficiencies have been asserted in writing by any applicable Healthcare Regulatory Authority with respect to any such filings, declarations, listings, registrations, reports, applications or submissions. The Group Companies have a complete documentary record of filings, submissions, correspondence, contacts, and consultations with the applicable Healthcare Regulatory Authorities with respect to the Company Products, except as has not, and would not reasonably be expected to be, material to the Group Companies, taken as a whole.

(e)

Since January 1, 2021, the Group Companies have not (i) voluntarily or involuntarily initiated, conducted or issued, or caused to be initiated, conducted or issued any recall, field corrective action, market withdrawal or replacement, safety alert, warning, “dear doctor” letter, investigator notice, or other notice or action to wholesalers, distributors, retailers, healthcare professionals or patients relating to an alleged lack of safety,

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efficacy or regulatory compliance of any product (a “Recall”) or been required to do so, or (ii) received any written notice from a Healthcare Regulatory Authority regarding (A) any Recall of any product, or (B) a change in the marketing status or classification, or a material change in the labeling of any product.

(f)

No Group Company nor, to the Company’s Knowledge, any Collaboration Partner, has (i) made an untrue statement of a material fact or fraudulent statement to any Healthcare Regulatory Authority, (ii) failed to disclose a material fact required to be disclosed to any Healthcare Regulatory Authority or (iii) committed any other act, made any statement or failed to make any statement, that (in any such case) establishes a reasonable basis for the FDA to invoke its Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities Final Policy, or for any other Healthcare Regulatory Authority to invoke any similar policy. No Group Company nor, to the Company’s Knowledge, any Collaboration Partner is the subject of any pending or, to the Company’s Knowledge, threatened investigation by the FDA pursuant to its Fraud, Untrue Statements of Material Facts, Bribery and Illegal Gratuities Final Policy or by any other Healthcare Regulatory Authority with respect to a similar policy. No Group Company nor, to the Company’s Knowledge, any officers, employees, agents or other Persons acting on behalf of any Group Company has been debarred, disqualified, excluded from participation in federal healthcare programs or convicted of any crime or engaged in any conduct that would reasonably be expected to result in (A) debarment under 21 U.S.C. § 335a or any similar Law, (B) exclusion under 42 U.S.C. § 1320a-7 or any similar Law, or (C) disqualification pursuant to 21 C.F.R. Part 312.70 or any similar Law. Each Group Company (i) has in place current agreements for the marketed Company Products to participate in federal healthcare programs in the U.S. and similar programs under the Laws in any other country or jurisdiction where Company Products are commercialized and (ii) is in compliance with all such agreements.

(g)

Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Group Companies have made available to the Parent all information about adverse events (as such term is defined or described in 21 C.F.R. 312.32) and all other material safety information in the possession or control of the Group Companies as of the date hereof relating to any Company Product.

(h)

Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, no Group Company is party to or has any ongoing reporting obligations pursuant to or under any order by any Healthcare Regulatory Authority or Governmental Authority (including, for clarity, any corporate integrity agreement, monitoring agreement, deferred prosecution agreement, consent decree, settlement order or other similar agreements) and, to the Company’s Knowledge, no such order is currently contemplated, proposed or pending. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, no Group Company nor, to the Company’s Knowledge, any of their officers, employees, representatives or agents (in each case, acting in the capacity of an officer, employee, representative or agent of a Group Company) is subject to any investigation by any Governmental Authority or Healthcare Regulatory Authority or enforcement, regulatory or administrative proceeding relating to or arising under any other Healthcare Law and, to the Company’s Knowledge, no such investigation or enforcement, regulatory or administrative proceeding has been threatened.

(i)

Each Group Company has an operational healthcare compliance program that: (i) governs all employees and contractors, (ii) is consistent with the current guidance from the United States Department of Justice on Evaluation of Corporate Compliance Programs, and General Compliance Program Guidance issued by the U.S. Department of Health and Human Services Office of Inspector General, (iii) is consistent with the

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Pharmaceutical Research and Manufacturers of America Code on Interactions with Healthcare Professionals, and (iv) includes reasonably appropriate policies, procedures, and trainings, designed to promote compliance with applicable Healthcare Laws and industry codes and standards. The Group Companies operate in material compliance with such healthcare compliance program, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(j)

No Group Company (i) manufactures, fabricates, produces, designs, develops, or tests any critical technologies as defined in 31 CFR 800.215; (ii) performs any of the functions set forth in column 2 of Appendix A to 31 C.F.R. part 800 with respect to covered investment critical infrastructure, as defined at 31 C.F.R. §800.212, or (iii) maintains or collects, directly or indirectly, sensitive personal data, as defined at 31 C.F.R. § 800.241, of U.S. citizens.

13.	Certain Business Practices

No Group Company nor, to the Company’s Knowledge, any of its Representatives (in each case, acting in the capacity of a Representative of such Group Company) has (i) directly or indirectly, used any corporate funds (whether of a Group Company or otherwise) for unlawful contributions, gifts, entertainment or other unlawful expenses or renumerations relating to foreign or domestic political activity, (ii) made, offered or authorized any direct or indirect unlawful payments or renumerations to any foreign or domestic governmental officials, governmental employee or health care professional or to any foreign or domestic political parties or campaigns, (iii) violated any provision of any Anti-Corruption Laws or any rules or regulations promulgated thereunder, anti-money laundering laws or any rules or regulations promulgated thereunder or any applicable Law of similar effect or (iv) made, offered, authorized or accepted any other bribe, unlawful rebate, payoff, influence payment, kickback or other similar unlawful payment. For the past five (5) years, no Group Company has received from any Governmental Authority any notice, made a disclosure to a Governmental Authority, or been the subject of any administrative, civil, or criminal internal or external investigation, indictment, information, suspension, debarment, or audit (other than a routine contract audit) by any party, in connection with alleged or possible violations of any Law that prohibits bribery, corruption, fraud, or other improper payments. The Group Companies have instituted and maintain policies and procedures reasonably designed to ensure compliance with Anti-Corruption Laws. As of the date hereof, no officer, director, or employee of any Group Company is a government official.

14.	Governmental Authorizations

The Group Companies hold all material Governmental Authorizations necessary to enable the Group Companies to conduct their business in the manner in which such business is currently being conducted, and Section 14 of the Company Disclosure Letter sets forth an accurate and complete list, as of the date hereof, of such Governmental Authorizations. The material Governmental Authorizations held by the Group Companies are valid and in full force and effect. The Group Companies are in compliance with the terms and requirements of such Governmental Authorizations, except as would not be material to the Group Companies taken as a whole. Except as would not be, individually or in the aggregate, material to the Group Companies taken as a whole, no Legal Proceeding is pending or, to the Company’s Knowledge, has been threatened to suspend, revoke, withdraw, modify or limit any such Governmental Authorization.

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15.	Tax Matters

(a)

(i) Each of the material Tax Returns required to be filed by or on behalf of a Group Company with any Governmental Authority (the “Company Returns”) has been filed on or before the applicable due date (including any extensions of such due date), and has been prepared in accordance with all applicable Law and are accurate and complete, in each case in all material respects, and (ii) all material Taxes due and payable by a Group Company (whether or not shown on the Company Returns) have been paid, and all material Taxes required to be withheld have been withheld and paid, in each case, to the relevant Governmental Authority.

(b)

To the Company’s Knowledge, (i) there are no pending examinations or audits of any Company Return in progress involving material Taxes and (ii) no unresolved written claim has been received by any Group Company from any Governmental Authority in any jurisdiction where each Group Company, as applicable, does not file Tax Returns that such Group Company is or may be subject to Taxes in that jurisdiction. No extension or waiver of the statute of limitation period applicable to any material Company Returns has been granted and is currently in effect other than automatic extensions or waivers obtained in the ordinary course of business.

(c)

To the Company’s Knowledge, no Legal Proceeding involving the IRS or any other Governmental Authority is pending or has been threatened in writing against or with respect to any Group Company in respect of any material Tax, and no deficiency of material Taxes has been asserted in writing that has not been paid, accrued for or been contested in good faith and in accordance with applicable Laws.

(d)

For taxable years for which the applicable statute of limitations for an assessment of Taxes has not expired, no Group Company (i) has been a member of an affiliated group (within the meaning of Section 1504(a) of the IRC) filing a consolidated federal income Tax Return (other than a group the common parent of which is or was the Company or another Group Company), or (ii) has any material liability for the Taxes of any other Person (other than another Group Company) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of U.S. state or local or non-U.S. law), or as a transferee or successor or otherwise (other than pursuant to agreements not primarily related to Taxes and entered into in the ordinary course of business).

(e)

During the two (2)-year period ending on the date hereof, none of the Group Companies has been either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the IRC.

(f)	No Group Company has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(g)

No Group Company will be required to include any material item of income in, or exclude any material item of deduction from, the computation of taxable income for any taxable period (or portion thereof) ending after the date on which the Closing occurs as a result of any (i) change in method of accounting for a taxable period ending on or prior to the date on which the Closing occurs as a result of transactions or events occurring, or accounting methods employed, prior to the Closing, (ii) ”closing agreement” as described in Section 7121 of the IRC (or any corresponding or similar provision of U.S. state or local or non-U.S. income Tax law) executed prior to the Closing, (iii) installment sale or open transaction disposition made prior to the Closing, (iv) deferred revenue or prepaid amount received prior to the Closing, (v) deferred intercompany gain described in the Treasury Regulations under Section 1502 of the IRC (or any similar provision of state, local, or non-U.S. Law) arising from any transaction that occurred prior to the Closing, or (vi) any election under Section 965 of the IRC made prior to the Closing.

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(h)

No Group Company is party to or bound by any Tax allocation or Tax sharing agreement with any Person, other than any agreement not primarily related to Taxes and entered into in the ordinary course of business.

(i)	There are no material Encumbrances with respect to Taxes upon any of the assets or properties of any Group Company, other than Permitted Encumbrances.

(j)

Each of the Group Companies has (i) to the extent it has elected such deferral, properly complied in all respects with all applicable Law in order to defer the amount of the employer’s share of any “applicable employment taxes” under Section 2302 of the CARES Act, (ii) to the extent applicable, eligible, and claimed, or intended to be claimed, properly complied in all respects with all applicable Law with respect to any available Tax credits under Sections 7001 through 7004 of the Families First Coronavirus Response Act and Section 2301 of the CARES Act, (iii) not deferred any payroll tax obligations (including those imposed by IRC Sections 3101(a) and 3201) (for example, by a failure to timely withhold, deposit or remit such amounts in accordance with the applicable provisions of the IRC and the Treasury Regulations promulgated thereunder) pursuant to or in connection with the Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster, dated August 8, 2020 or IRS Notice 2020-22 and (iv) not sought a covered loan under paragraph (36) of Section 7(a) of the Small Business Act (15 U.S.C. §636(a)), as added by Section 1102 of the CARES Act.

(k)

Notwithstanding any other provisions of the Agreement to the contrary, the representations and warranties made in this Section 15 are the sole and exclusive representations and warranties of the Group Companies with respect to Taxes and no other representation or warranty of the Group Companies contained herein shall be construed to relate to Taxes (including their compliance with any Law). For the avoidance of doubt, no representation is made concerning the existence or amount of any net operating loss, Tax basis or other Tax asset or liability.

16.	Employee Matters

(a)

The Company has made available to the Parent an accurate and complete list of all employees of the Company or its Subsidiaries as of the date hereof by: name or identification number; title or position; part-time vs. full-time status; exempt vs. non-exempt classification; whether paid on a salaried, hourly or other basis; current base salary or wage rate; current target cash incentive compensation; start date; service reference date (if different from the start date); work location (city, state and country); an indication of whether or not such employee is on leave of absence; and, if on leave, the anticipated date of return (the “Employee Census”). All employees are authorized to work in the country where they are currently providing services. The Company shall update the Employee Census from time to time as reasonably requested by the Parent.

(b)

The Company has made available to the Parent an accurate and complete list, as of the date hereof, of all individual independent contractors of the Company or its Subsidiaries and all “leased employees” (as such term is defined in IRC Section 414(n)) of the Company and its Subsidiaries by: job position or function; work location (city and state); hourly pay rate or other compensatory arrangement; hire date; regular hours per work week; term of engagement; the total amount paid by the Company and its Subsidiaries to such Person in 2023; and the total amount expected to be paid by the Company and its Subsidiaries to such Person in 2024 (the “Contractor Census”). The Company shall update the Contractor Census from time to time as reasonably requested by the Parent.

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(c)

Neither the Company nor any of its Subsidiaries is a party to, or bound by, any collective bargaining agreement or other Contract with a labor union, works council or other labor organization representing any Company Service Providers, other than any national, industry or sector-level Contracts, and no employees of the Company or its Subsidiaries are represented by any labor union, labor organization or works council. To the Company’s Knowledge, there are no pending labor union organizing activities with respect to any employees of the Company or its Subsidiaries.

(d)

Since January 1, 2021, there has not been any actual or, to the Company’s Knowledge, threatened, strike, lockout, slowdown, controversy, work stoppage or other material labor dispute involving any employees of the Company or its Subsidiaries. There are no grievances or unfair labor practice complaints pending, or to the Company’s Knowledge, threatened, against the Company or its Subsidiaries before the National Labor Relations Board or any other Governmental Authority with respect to any Company Service Provider.

(e)

The Company and its Subsidiaries are in compliance in all material respects with all applicable Laws relating to employment or labor, including those related to hiring, background checks, wages, pay equity, hours, collective bargaining and labor relations, classification of independent contractors and employees, equal opportunity, document retention, notice, plant closing and mass layoff, health and safety, employment eligibility verification, immigration, child labor, discrimination, harassment, retaliation, accommodations, disability rights or benefits, affirmative action, workers’ compensation, unemployment insurance, employment and reemployment rights of members of the uniformed services, secondment, employee leave issues and the payment of social security and other Taxes.

(f)

To the Company’s Knowledge, in the last five (5) years, (i) no allegations of sexual harassment or discrimination has been made against any member of the Management Board or Supervisory Board, officer of the Company or its Subsidiaries or any other Company Service Provider at the level of Vice President or above, (ii) neither the Company nor any of its Subsidiaries has entered into any settlement agreement related to allegations of sexual harassment or discrimination by any member of the Management Board or Supervisory Board, officer of the Company or any of its Subsidiaries or any other Company Service Provider at the level of Vice President or above and (iii) there have been no, and there are no, proceedings currently pending or, to the Company’s Knowledge, threatened, related to any allegations of sexual harassment or discrimination by any member of the Management Board or Supervisory Board, officer of the Company or any of its Subsidiaries or any other Company Service Provider at the level of Vice President.

17.	Benefit Plans

(a)

Section 17(a) of the Company Disclosure Letter sets forth an accurate and complete list of the material Employee Plans (other than any employment, termination or severance agreement for non-officer employees of the Company or its Subsidiaries that is consistent with standard forms that have been provided, equity grant notices, and related documentation, with respect to employees of the Company or its Subsidiaries and agreements with individual consultants entered into in the ordinary course of business consistent with past practice that are consistent with standard forms that are provided). To the extent applicable, the Company has either delivered or made available to the Parent prior to the execution of the Agreement with respect to each material Employee Plan accurate and copies of: (i) all plan documents and all amendments thereto, and all related trust or other funding documents, and in the case of unwritten material Employee Plans, written descriptions thereof, (ii) all

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determination letters, rulings, opinion letters, information letters or advisory opinions issued by the IRS or the United States Department of Labor, (iii) the most recent summary plan descriptions and any material modifications thereto, (iv) the three most recent annual reports on Form 5500 required to be filed with the IRS with respect thereto, (v) the most recent financial statements and actuarial or other valuation reports prepared with respect thereto (vi) any non-routine correspondence to or from any Governmental Authority received in the past three years with respect to such material Employee Plan.

(b)

Neither the Company nor any other Person that would be or, at any relevant time, would have been considered a single employer with the Company or any of its Subsidiaries under the IRC or ERISA has within the preceding six (6) years maintained, contributed to, or been required to contribute to, or has any actual or contingent liability under, a plan subject to Section 302 or Title IV of ERISA or IRC Sections 412 or 430, including any “single employer” defined benefit plan or any “multiemployer plan,” each as defined in Section 4001 of ERISA. No Employee Plan is a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA).

(c)

Each of the Employee Plans that is intended to be qualified under Section 401(a) of the IRC has obtained a favorable determination letter (or opinion letter, if applicable) as to its qualified status under the IRC, and, to the Company’s Knowledge, there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect the qualified status of any such Employee Plan. Each of the Employee Plans (and any related trust or other funding vehicle) is now and has been operated in compliance in all material respects with its terms and all applicable Laws, including but not limited to ERISA and the IRC. There are no pending, or to the Company’s Knowledge, threatened material Legal Proceedings or claims (except for individual claims for benefits payable in the normal course of operation) involving any Employee Plan, any fiduciary thereof or any service provider thereto. All material contributions or premiums required to be collected and remitted or paid by the Company or any of its Subsidiaries under the terms of each Employee Plan or by applicable Laws and all other payments owed to Company Service Providers have been collected and remitted in a timely fashion.

(d)

Except to the extent required under Section 601 et seq. of ERISA or 4980B of the IRC (or any other similar U.S. state or local Law), neither the Company, any of its Subsidiaries nor any Employee Plan has any present or future obligation to provide post-employment welfare benefits to or make any payment to, or with respect to, any present or former employee, officer or director of the Company or any of its Subsidiaries pursuant to any retiree medical benefit plan or other retiree welfare plan.

(e)

Except as would not reasonably be expected to result in a material liability to the Company, no Tax penalties have been imposed or would be reasonably expected to be imposed on any Company Service Provider, and no acceleration of Taxes has occurred or would be reasonably expected to occur with respect to any Company Service Provider, in each case as a result of a failure to comply with IRC Section 409A with respect to any Employee Plan that is a “nonqualified deferred compensation plan” within the meaning of IRC Section 409A. No Company Service Provider is entitled to receive any gross-up, indemnification, reimbursement or other payment in connection with the Tax required by Section 409A or Section 4999 of the IRC or due to the failure of any payment to be deductible under Section 280G of the IRC.

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(f)

Except as required by Section 14 of the Agreement, none of the execution and delivery of the Agreement, shareholder or other approval of the Agreement or the consummation of the Takeover (including in combination with other events or circumstances, such as any termination of employment or service after the Closing) will (i) entitle any Company Service Provider to severance pay, unemployment compensation or any other compensation, benefit or payment, (ii) accelerate the time of payment or vesting, or trigger any payment or funding, of any compensation or benefits for any Company Service Provider or trigger any other obligation under any Employee Plan, (iii) increase the amount of, compensation or benefits due to any such Company Service Provider, (iv) directly or indirectly cause the Company or any of its Subsidiaries to transfer or set aside any assets to fund any benefits under any Employee Plan, or (v) result in the payment of any amount that will, individually or in combination with any other payment or benefit, constitute an “excess parachute payment” within the meaning of IRC Section 280G or result in the payment of any excise tax by any Person under IRC Section 4999. The Company has made available to the Parent a copy of the draft IRC Section 280G analysis as of the date hereof.

(g)

Without limiting the generality of the other provisions of this Section 17, with respect to each Employee Plan that is subject to the Laws of a jurisdiction other than the U.S. (whether or not U.S. Laws also apply) (a “Non-U.S. Plan”): (i) all employer and employee contributions to each Non-U.S. Plan required by Laws or by the terms of such Non-U.S. Plan have been timely made and each non-U.S. Plan intended to be funded and/or book-reserved is funded and/or book-reserved, as appropriate, based on reasonable actuarial assumptions; (ii) each Non-U.S. Plan required to be registered has been registered and has been maintained in good standing with applicable Governmental Authorities; and (iii) no material Non-U.S. Plan is a defined benefit plan (as defined in ERISA, whether or not subject to ERISA).

18.	Environmental Matters

(a)

The Group Companies are and have been in compliance with all applicable Environmental Laws, which compliance includes obtaining, maintaining or complying with all Governmental Authorizations required under Environmental Laws for the operation of their business, except as would not be, individually or in the aggregate, material to the Group Companies taken as a whole.

(b)

As of the date hereof, there is no Legal Proceeding relating to or arising under any Environmental Law that is pending or, to the Company’s Knowledge, threatened against any Group Company or in respect of any Leased Real Property, except as would not be, individually or in the aggregate, material to the Group Companies taken as a whole.

(c)

Except as would not be material, individually or in the aggregate, to the Group Companies taken as a whole, no Group Company has received any written notice, report or other information of or entered into or become subject to any settlement, other legally binding agreement, order, settlement, judgment, injunction or decree involving uncompleted, outstanding or unresolved material violations, liabilities or requirements on the part of any Group Company relating to or arising under Environmental Laws or relating to the Release of any Hazardous Materials.

(d)

To the Company’s Knowledge, there have been no Hazardous Materials present or Releases on, at, under or from any property or facility, including the Leased Real Property, in a manner and concentration that would reasonably be expected to result in any material claim against or material liability of a Group Company under any Environmental Law.

(e)	No Group Company has assumed, undertaken, or otherwise become subject to any material liability of another Person relating to Environmental Laws.

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19.	Insurance

The Company has delivered or made available to the Parent a copy of all material insurance policies relating to the business, assets and operations of the Group Companies. The Group Companies maintain insurance coverage in such amounts and covering such risks as are in accordance in all material respects with normal industry practice for companies of similar size and stage of development. To the Company’s Knowledge, all such insurance policies are in full force and effect, no notice of cancellation or material modification has been received (other than a notice in connection with ordinary renewals), and there is no existing material default or event which, with the giving of notice or lapse of time or both, would constitute a material default, by any insured thereunder. As of the date hereof, there is no claim pending under any of the Company’s insurance policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies, except as would not be, or would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies taken as a whole.

20.	Legal Proceedings; Orders

(a)

There are no Legal Proceedings pending (or, to the Company’s Knowledge, threatened) against any Group Company or, to the Company’s Knowledge, against any present or former officer, director or employee of a Group Company in such individual’s capacity as such, except as would not be, or would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies taken as a whole.

(b)	To the Company’s Knowledge, there is no material order, writ, injunction or judgment to which a Group Company is subject.

(c)	To the Company’s Knowledge, no material investigation or review by any Governmental Authority with respect to a Group Company is pending or is being threatened.

21.	Authority; Binding Nature of Agreement

The Company has the corporate power and authority to execute and deliver and to perform its obligations under the Agreement and to consummate the Takeover. The execution and delivery of the Agreement by the Company, and the consummation by the Company of the Takeover, have been duly authorized by all necessary corporate action on the part of the Company. The Agreement has been duly executed and delivered by the Company, and assuming due authorization, execution and delivery by the Parent and the Bidder, the Agreement constitutes the legal, valid and binding obligation of the Company and is enforceable against the Company in accordance with its terms, except as such enforcement may be subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights, and by general equitable principles.

22.	Takeover Laws

The Management Board has taken actions so that the restrictions applicable to business combinations contained in any Takeover Law are, to the extent such restrictions can be rendered inapplicable by action of the Management Board under Laws, inapplicable to the execution, delivery and performance of the Agreement and to the consummation of the Takeover.

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23.	Non-Contravention; Consents

(a)

Assuming compliance with the applicable provisions of the German Takeover Act, German corporate and European securities laws, the HSR Act, any applicable filing, notification or approval in any non-U.S. jurisdiction required by Antitrust Laws (if any), and the rules and regulations of BaFin, the SEC, the Frankfurt Stock Exchange, Nasdaq and any other Governmental Authority, the execution and delivery of the Agreement by the Company and the consummation of the Takeover will not: (i) cause a violation of any of the provisions of the articles of association (Satzung), certificate of incorporation or bylaws (or other organizational documents) of any Group Company; (ii) cause a violation by any Group Company of any Law or order applicable to a Group Company, or to which a Group Company is subject; (iii) require any consent or notice under, conflict with, result in breach of, or constitute a default under (or an event that with notice or lapse of time or both would become a default), or give rise to any right of purchase, termination, amendment, cancellation, acceleration or other adverse change of any right or obligation or the loss of any benefit to which a Group Company is entitled under any provision of any Material Contract; or (iv) result in an Encumbrance (other than a Permitted Encumbrance) on any of the property or assets of any Group Company; except, in the case of clauses (ii), (iii) and (iv), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)

Except as may be required by the Exchange Act (including the filing with the SEC of the Schedule 14D-9 and such reports under the Exchange Act as may be required in connection with the Agreement and the Takeover), the German Takeover Act, the HSR Act and any applicable filing, notification or approval in any non-U.S. jurisdiction required by Antitrust Laws (if any), European securities laws and the applicable rules and regulations of BaFin, the SEC the Frankfurt Stock Exchange and Nasdaq, the Group Companies are not required to give notice to, make any filing with, or obtain any consent from any Governmental Authority in connection with the execution and delivery of the Agreement by the Company, or the consummation by the Company of the Takeover, except those that the failure to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

24.	Brokers and Other Advisors

Except for Centerview Partners LLC, no broker, finder, investment banker, financial advisor or other Person is entitled to any brokerage, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Takeover based upon arrangements made by or on behalf of the Company. The Company has made available to Parent a true, correct and complete copy of any engagement letter or other Contract between the Company and Centerview Partners LLC relating to the Takeover.

25.	Opinion of Financial Advisors

Each of the Management Board and the Supervisory Board (solely in each of their capacities as such) has received an oral opinion (to be subsequently confirmed in writing) from Centerview Partners LLC that, as of the date of such written opinion, and based on and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the Offer Price to be paid to the holders of Company Shares (other than Treasury Shares and ADSs) pursuant to the Agreement by means of the Takeover Offer is fair, from a financial point of view, to such holders. The Company will make available to Parent solely for informational purposes and on a non-reliance basis, a signed copy of such opinion as soon as reasonably possible following the date hereof.

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ANNEX 17.2 (BIDDER REPRESENTATIONS)

Capitalized but undefined terms used in this Annex 17.2 have the meanings set forth in the Agreement.

1.	Due Organization

Each of the Parent and the Bidder is a corporation or other Entity duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all necessary power and authority: (a) to conduct its business in the manner in which its business is currently being conducted; and (b) to own and use its assets in the manner in which its assets are currently owned and used, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

2.	The Bidder

Either the Parent or a wholly owned Subsidiary of the Parent owns beneficially and of record all of the outstanding capital stock of the Bidder, free and clear of all Encumbrances and transfer restrictions, except for Encumbrances or transfer restrictions of general applicability as may be provided under applicable securities laws.

3.	Authority; Binding Nature of Agreement

The Parent and the Bidder each have the corporate power and authority to execute and deliver and perform their respective obligations under the Agreement and to consummate the Takeover. The board of directors of each of the Parent and the Bidder have approved the execution, delivery and performance by the Parent and the Bidder of the Agreement and the consummation of the Takeover. The Agreement has been duly executed and delivered by the Parent and the Bidder, and assuming due authorization, execution and delivery by the Company, the Agreement constitutes the legal, valid and binding obligation of the Parent and the Bidder and is enforceable against the Parent and the Bidder in accordance with its terms, except as such enforcement may be subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights, and by general equitable principles.

4.	Non-Contravention; Consents

(a)

Assuming compliance with the applicable provisions of the German Takeover Act, German corporate and European securities, the HSR Act, any applicable filing, notification or approval in any non-U.S. jurisdiction required by Antitrust Laws (if any), and the rules and regulations of BaFin, the SEC, the Frankfurt Stock Exchange, Nasdaq and any other Governmental Authority, the execution and delivery of the Agreement by the Parent and the Bidder, and the consummation of the Takeover, will not: (i) cause a violation of any of the provisions of the articles of association (Satzung), certificate of incorporation or bylaws (or other organizational documents) of the Parent or the Bidder; (ii) cause a violation by the Parent or the Bidder of any Law or order applicable to the Parent or the Bidder, or to which the Parent or the Bidder are subject; or (iii) require any consent or notice under, conflict with, result in breach of, or constitute a default under (or an event that with notice or lapse of time or both would become a default), or give rise to any right of purchase, termination, amendment, cancellation, acceleration or other adverse change of any right or obligation or the loss of any benefit to which the Parent or the Bidder is entitled under any provision of any Contract, except in the case of clauses (ii) and (iii), as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

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(b)

Except as may be required by the Exchange Act (including the filing with the SEC of the Schedule TO and such reports under the Exchange Act as may be required in connection with the Agreement and the Takeover), the German Takeover Act, the HSR Act and any applicable filing, notification or approval in any non-U.S. jurisdiction required by Antitrust Laws (if any), European securities laws and the applicable rules and regulations of BaFin, the SEC, the Frankfurt Stock Exchange and Nasdaq, neither the Parent nor the Bidder, nor any of the Parent’s other Affiliates, is required to give notice to, make any filing with or obtain any consent from any Governmental Authority at any time prior to the Closing in connection with the execution and delivery of the Agreement by the Parent or the Bidder, or the consummation by the Parent or the Bidder of the Takeover, except those that the failure to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. No vote of the Parent’s or the Bidder’s stockholders is necessary to approve the Agreement or the Takeover (except in the case of the Bidder as has previously been obtained).

5.	Absence of Litigation

As of the date hereof, there is no Legal Proceeding pending and served or, to the Bidder’s Knowledge, pending and not served, against the Parent or the Bidder, except as would not, and would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect. To the Bidder’s Knowledge, as of the date hereof, neither the Parent nor the Bidder is subject to any continuing order of, consent decree, settlement agreement or similar written agreement with, or continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority, except as would not, and would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

6.	Funds

As of the date hereof and at all times through the Closing, the Parent has and will have (and will make available to the Bidder in a timely manner) immediately available funds in cash in an amount sufficient to carry out all of the Parent and the Bidder’s obligations under the Agreement and to consummate the Takeover.

7.	Brokers and Other Advisors

Except for Persons, if any, whose fees and expenses shall be paid by the Parent or the Bidder, no broker, finder, investment banker, financial advisor or other Person is entitled to any brokerage, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Takeover based upon arrangements made by or on behalf of the Parent, the Bidder, or any of their respective Subsidiaries.

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